Exhibit 99.9

Ontario

Treasury Board Secretariat

Public Accounts of Ontario

Annual Report and Consolidated Financial Statements

2021–2022

Ontario

Secretariat Treasury Board Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2021–2022

Treasury Board Secretariat Office of the President 99 Wellesley Street West Room 4320, Whitney Block Toronto, ON M7A 1W3 Tel.: 416-327-2333	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Telephone: 416-325-0400	Secrétariat du Conseil du Trésor Bureau du président 99, rue Wellesley Ouest Édifice Whitney, bureau 4320 Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Téléphone: 416-325-0400

The Honourable Elizabeth Dowdeswell, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2022, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Prabmeet Singh Sarkaria	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance
Toronto, September 2022	Toronto, September 2022

Financial Statement Discussion and Analysis, 2021–2022	i

ii	Financial Statement Discussion and Analysis, 2021–2022

Foreword

I am pleased to present the 2021–22 Public Accounts for the province of Ontario. Each year, the government releases the Public Accounts to give the people of Ontario a comprehensive and transparent view into the province’s finances. From day one, and throughout the pandemic, our government has maintained its commitment to be fully accountable to Ontarians on the state of our province’s finances, and this year is no different.

As was the case in many other jurisdictions, the significant uncertainty caused by the pandemic has made financial planning more difficult than ever before. That uncertainty meant that people in all sectors and walks of life were forced to continually re-evaluate plans to meet new and unforeseen circumstances. The Ontario government is not immune to these uncertainties, and it is during times like these when our steadfast and prudent approach to the management of public sector finances is needed the most.

Throughout the year, we prioritized investments that support the health and well-being of Ontarians, while continuing to build Ontario’s future by spending $17.7 billion on infrastructure, including $6.1 billion on public transit and $2.6 billion on provincial highways. In fact, we invested $2.3 billion more on infrastructure than the previous year, with increased spending on public transit, schools, health care and community infrastructure across Ontario.

Building on our record in 2020–21, we invested $170.5 billion in 2021–22 — $1.5 billion more than the previous year — to ensure Ontarians continued to have access to the critical programs and services they depend on. In March 2021, one year into the pandemic, our government released the 2021 Budget focusing on two vital priorities: protecting people’s health and protecting our economy. In November 2021, we released the 2021 Ontario Economic Outlook and Fiscal Review: Build Ontario, a plan to build the foundation for Ontario’s recovery and prosperity by getting shovels in the ground on critical infrastructure, attracting new investment and restoring our province’s leadership in auto manufacturing.

During the 2021–22 fiscal year, the Omicron variant took hold in Ontario, further stretching capacity in our hospitals and impacting every part of our economy. To meet this new challenge, our government once again leveraged our fiscal strength to support the people and businesses of Ontario. We made unprecedented investments in the health care sector to support and enhance the system, including by adding even more hospital beds and stabilizing the health and long-term care workforce, in addition to supporting the province’s COVID-19 testing strategy and vaccine roll-out. Combined, these efforts resulted in the largest year-over-year increase in health sector spending on record with an additional $6.2 billion over the prior year, for a total of $75.7 billion.

As a Province, our progress would not have been possible without the collective strength and resilience of the people of Ontario, who continued to rise to these extraordinary challenges. Hard working Ontarians are returning to offices, students are back in classrooms and friends and families are gathering together again.

Financial Statement Discussion and Analysis, 2021–2022	iii

The Public Accounts 2021–22 show a markedly improved fiscal position compared to the 2021 Budget. In 2021-22, total revenue in Ontario was $185.1 billion — 20.2 per cent, or $31.1 billion higher than the 2021 Budget forecast. Higher-than-expected revenues exceeded expenses, leaving the province with a $2.1 billion surplus in 2021-22, which puts the province in a better position to manage the global economic uncertainty we now face. Ontario’s situation is not unique. Other provinces that have released updates to their 2021-22 deficit figures, including Quebec, Saskatchewan, Alberta and British Columbia, are also seeing revenues in excess of their initial forecasts.

While it has been a challenging year, these results show a resilient economy where households and business were well supported by programs from all levels of government. And they confirm the government made the right choices during the pandemic to support workers and businesses to enable them to bounce back strongly. However, the surplus recorded in the 2021–22 Public Accounts is not necessarily indicative of future results. We cannot build a prudent and responsible long-term fiscal plan based on short-term, and uncertain, economic circumstances. Amidst global uncertainty, the government will continue to be prudent fiscal stewards, preserving our ability to support people and businesses through any short-term economic slowdown.

Ontario will continue to provide regular updates on the province’s fiscal and economic outlook based on the latest information available. Our government’s next forward-looking fiscal update will be published in our 2022 Ontario Economic Outlook and Fiscal Review this fall.

We have continued to learn, to grow and to move forward. As we continue to emerge from the COVID-19 pandemic, there are many challenges that lie ahead. But Ontarians can be assured that their government remains focused on supporting the people of Ontario, protecting the resilience of the province’s economy and on providing a plan that will keep Ontario open, safe and prepared.

Original signed by

The Honourable Prabmeet Singh Sarkaria

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2021–2022

Introduction

The Annual Report is a key element of the Public Accounts of the province of Ontario and is central to demonstrating transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2021–22 fiscal year against the Budget released in March 2021, and the financial position of the government as of March 31, 2022. As in previous years, the Annual Report also compares the current fiscal year’s results to the prior fiscal year’s results and provides a five-year trend analysis for many key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General of Ontario plays a critical role in auditing and reporting on Ontario’s financial statements. The Standing Committee on Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions and collaboration.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca, or in writing to the Office of the Provincial Controller, Re: Annual Report, Office of the Comptroller General, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Beili Wong, FCPA, FCA

Comptroller General and Deputy Minister

Office of the Comptroller General

Treasury Board Secretariat

Financial Statement Discussion and Analysis, 2021–2022	1

Statement of Responsibility

The Consolidated Financial Statements are prepared by the government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 47-49, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

Original signed by	Original signed by	Original signed by
Beili Wong, FCPA, FCA Comptroller General and Deputy Minister, Office of the Comptroller General Treasury Board Secretariat	Greg Orencsak Deputy Minister, Ministry of Finance	Maureen Buckley, CPA, CA Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

September 12, 2022	September 12, 2022	September 12, 2022

The government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Ontario government’s financial reporting process.

Original signed by	Original signed by

The Honourable Prabmeet Singh Sarkaria	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance

September 12, 2022	September 12, 2022

2	Financial Statement Discussion and Analysis, 2021–2022

FINANCIAL STATEMENT DISCUSSION

AND ANALYSIS

Financial Statement Discussion and Analysis, 2021–2022	3

4	Financial Statement Discussion and Analysis, 2021–2022

Highlights

2021–22 Financial Highlights ($ Billions)					Table 1

Consolidated Statement of Operations For the fiscal year ended March 31
				Change from
	2021 Budget[1]	2021–22 Actual	2020–21 Actual	2021 Budget	2020–21 Actual

Total Revenue	154.0	185.1	164.9	31.1	20.2

Expense
Programs	173.0	170.5	169.0	(2.5)	1.5
Interest on debt	13.1	12.6	12.3	(0.5)	0.3
Total Expense	186.1	183.0	181.3	(3.1)	1.7

Reserve	1.0	–	–	(1.0)	–

Annual Surplus / (Deficit)	(33.1)	2.1	(16.4)	35.2	18.5

Consolidated Statement of Financial Position As at March 31

Financial Assets		129.8	117.5		12.3
Liabilities		510.2	491.1		19.1
Net Debt		(380.4)	(373.6)		(6.8)
Non-Financial Assets		143.6	134.3		9.3
Accumulated Deficit		(236.9)	(239.3)		2.4
[1] The Consolidated Financial Statements are reported using the 2021 Budget as the Budget comparator. Note: Numbers may not add due to rounding.

Financial highlights

Prior Year 2020–21 Actuals vs. 2021–22 Actuals

●

The Ontario government ended with a $2.1 billion surplus for the fiscal year ended March 31, 2022, comparing to the previous year’s deficit of $16.4 billion, mainly due to higher revenues (see Table 1 above).

●

Total revenues are $185.1 billion, which are $20.2 billion or 12.2 per cent higher than the previous year, primarily due to increases in taxation revenue and net income from Government Business Enterprises, partially offset by decreases in transfers from the Government of Canada. See details on pages 7-8.

Financial Statement Discussion and Analysis, 2021–2022	5

●

Total program expenses are $170.5 billion, which are $1.5 billion or 0.9 per cent higher than the previous year. Investments are higher in the health, postsecondary education and justice sectors. Program expenses in education, children’s and social services and other program sectors are lower primarily due to one-time COVID-19 investments in 2020–21. See details on pages 12-15.

●	Interest on debt is higher than the previous year by $0.3 billion, or 2.4 per cent, mainly due to increased debt primarily to fund investments in capital assets. See details on page 21.

●

Non-financial assets, including capital assets, increased by $9.3 billion from the previous year. The net book value of Ontario’s capital assets, such as buildings and transportation infrastructures, grew by $7.7 billion during the year. Ontario invested $14.7 billion in assets owned by the government and its consolidated entities, which reflect new capital investments, mainly in the transportation, health and education sectors. The government also made $3.0 billion in additional capital investments in transfers to non-consolidated partners and other infrastructure expenditures. See details on pages 25-27.

●

Total liabilities increased by $19.1 billion and total financial assets increased by $12.3 billion, resulting in an increase of $6.8 billion or 1.8 per cent in net debt from the previous year (see details on pages 24-29). The accumulated deficit decreased by $2.4 billion, or 1.0 per cent, from the previous year mainly as a result of the reported surplus of $2.1 billion. See details on page 53.

2021 Budget vs. 2021–22 Actuals

●

The Ontario government ended with a $2.1 billion surplus for the fiscal year ended March 31, 2022, comparing to a forecasted deficit of $33.1 billion in the 2021 Budget, primarily due to higher revenues (see Table 1 above).

●

Total revenues are $185.1 billion, which are $31.1 billion or 20.2 per cent higher than projected in the 2021 Budget, largely due to higher taxation revenues reflecting a resilient economy and higher-than-expected inflation. Transfers from the Government of Canada, net income from Government Business Enterprises were also higher than projected, while lower-than- expected revenue from other non-tax revenue was reported by ministries and government agencies. See details on page 9.

●

Total program expenses are $170.5 billion, which are $2.5 billion or 1.4 per cent lower than the 2021 Budget. Investments are higher in the health and justice sectors — mainly due to additional funding to address the COVID-19 pandemic. They are lower in other sectors. See details on pages 16-18.

●

Interest on debt is lower than the 2021 Budget by $0.5 billion, or 3.8 per cent, due to lower borrowings of approximately $14.0 billion and higher-than-budgeted interest capitalization. See details on page 21.

6	Financial Statement Discussion and Analysis, 2021–2022

Analysis of 2021–22 Results

Revenue

Details of 2021–22 Actual Results ($ Billions)					Table 2
				Change from
	2021 Budget	2021–22 Actual	2020–21 Actual	2021 Budget	2020–21 Actual
Revenue
Personal Income Tax	36.4	46.8	40.3	10.4	6.5
Sales Tax	27.6	30.4	26.6	2.8	3.8
Corporations Tax	14.4	25.2	17.8	10.8	7.4
Employer Health Tax	6.4	7.2	6.5	0.8	0.7
Education Property Tax	5.8	5.7	6.0	(0.1)	(0.3)
Ontario Health Premium	4.1	4.4	4.3	0.3	0.1
Gasoline and Fuel Tax	3.2	3.0	2.6	(0.2)	0.4
Other Taxes	6.9	9.0	6.7	2.1	2.3
Total Taxation Revenue	104.8	131.7	110.9	26.9	20.8
Government of Canada	27.4	30.6	33.9	3.2	(3.3)
Income from Government
Business Enterprises	4.5	6.4	5.0	1.9	1.4
Other non-tax revenue	17.2	16.3	15.1	(0.9)	1.2
Total Revenue	154.0	185.1	164.9	31.1	20.2
Note: Numbers may not add due to rounding.

Change from 2020–21 actuals

Total revenues for 2021–22 increased by $20.2 billion or 12.2 per cent from the previous year.

●

Taxation revenue increased by $20.8 billion or 18.8 per cent in 2021–22, mostly reflecting a resilient economy that bounced back strongly from the COVID-19 pandemic-induced downturn in 2020 and rising inflation which contributed to higher nominal GDP growth. Economic activity strengthened in 2021 as the economy reopened, while households and businesses continued to be well supported by programs from all levels of government, and unprecedented monetary policy support by the Bank of Canada. Ontario’s labour market and housing market grew strongly in 2021, while consumer spending and business profits posted strong gains which led to higher revenues from Personal Income Tax, Corporations Tax, Sales Tax and Land Transfer Tax.

●

Transfers from the Government of Canada decreased by $3.3 billion or 9.7 per cent, mostly reflecting reduced COVID-19 time-limited funding. This decrease was partially offset by higher transfers from major federal funding programs, including the Canada Health Transfer, the Canada Social Transfer, support for home care and mental health, as well as early learning and child care.

Financial Statement Discussion and Analysis, 2021–2022	7

●

Income from Government Business Enterprises (GBEs) increased by $1.4 billion or 28.0 per cent, largely due to higher net income from the Ontario Lottery and Gaming Corporation (OLG) and the Ontario Power Generation (OPG). Higher OLG net income reflects the earlier than expected easing of COVID-19 public health restrictions at land-based gaming sites, as well as strong performance in lottery and digital offerings. Higher OPG net income mainly reflects better operational performance and realized gains in the Ontario Nuclear Funds.

●

Other non-tax revenue including revenue from the Broader Public Sector increased by $1.2 billion or 7.9 per cent in 2021–22. This increase mainly reflects higher third-party revenue from hospitals, colleges and school boards, and consolidated government agencies following the easing of the COVID-19 restrictions. The overall Other non-tax revenue increase is partially offset by lower revenue from vehicles and driver registration fees due to the elimination and refund of vehicle permit and sticker validation fees.

8	Financial Statement Discussion and Analysis, 2021–2022

Change from the 2021 Budget

Ontario’s nominal GDP grew 11.9 per cent in the 2021 calendar year, the strongest annual pace since the early 1980s, and up from a projection of 6.2 per cent at the time of the 2021 Budget.

Revenues for 2021–22 were $31.1 billion or 20.2 per cent higher than expected in the 2021 Budget.

●

Taxation revenues were $26.9 billion or 25.7 per cent higher than projected in the 2021 Budget, reflecting a resilient economy that bounced back strongly from the pandemic-induced downturn in 2020, and higher-than-projected inflation. This contributed to nominal GDP growth being significantly stronger than expected, while households and businesses continued to be well supported by programs from all levels of government, and unprecedented monetary policy support by the Bank of Canada.

●

Transfers from the Government of Canada were $3.2 billion or 11.7 per cent higher, mainly due to additional one-time funding through the federal Budget Implementation Act, 2021 (Bill C-30) and amendments to the Federal-Provincial Fiscal Arrangements Act to support COVID-19 recovery, and recognizing in-kind federal revenue associated with Personal Protective Equipment (PPE) and COVID-19 testing. These increases were partially offset by lower-than-expected funding for infrastructure programs due to slower-than-expected delivery of projects resulting from the COVID-19 pandemic.

●

Income from GBEs was $1.9 billion or 42.2 per cent higher, mainly reflecting higher revenue from OPG and OLG. Net income from OPG was higher mainly due to better than forecast operational performance and realized gains in the Ontario Nuclear Funds. OLG’s net income was higher due to stronger-than-expected performance in the OLG lottery business and digital offerings.

●

Other non-tax revenues, including revenues from the Broader Public Sector, were $0.9 billion or 5.2 per cent lower, mainly due to the elimination and refund of vehicle permit and sticker validation fees. This decline was partially offset by higher revenue from royalties and other miscellaneous revenue sources.

Financial Statement Discussion and Analysis, 2021–2022	9

Revenue trend

Chart 2 shows the recent trends in revenue for Ontario’s major revenue sources.

Taxation revenue

Between 2017–18 and 2021–22 taxation revenue grew at an average annual rate of 7.2 per cent, higher than the average annual rate of nominal GDP growth of 4.1 per cent.

Taxation revenue growth in 2021–22 (+18.8 per cent) reflected a resilient economy that bounced back strongly from the pandemic-induced downturn in 2020. Nominal GDP growth was significantly stronger than expected partly driven by higher-than-projected inflation while households and businesses continued to be well supported by programs from all levels of government, and unprecedented monetary policy support by the Bank of Canada.

Although economic growth and taxation revenue growth are closely linked, the relationship is affected by several factors, including but not limited to:

●

Growth in some revenue sources, such as Corporations Tax and Mining Tax, which can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions, such as the option to carry losses forward or backward;

●	The impact of housing completions and resales on HST and Land Transfer Tax revenue which is proportionately greater than their contribution to GDP;

10	Financial Statement Discussion and Analysis, 2021–2022

●

Changes in volume-based gasoline and fuel taxes which are more closely aligned to growth in real GDP as opposed to nominal GDP since these revenue sources are not directly influenced by price changes; and

●

During 2021–22, continued financial support from all levels of government was provided to people and businesses in response to COVID-19, as well as unprecedented monetary policy support from the Bank of Canada, which contributed to growth in Personal and Corporate Income Tax revenues, but these did not directly increase GDP.

Federal government transfers

Between 2017–18 and 2021–22, Government of Canada transfers grew at an average annual rate of 5.3 per cent. In addition to major federal transfer programs such as the Canada Health Transfer and Canada Social Transfer, there are also a number of federal transfers that are largely program specific such as social housing, infrastructure and labour market programs. Some transfers are ongoing while others are time limited.

Total federal transfer revenues decreased 9.7 per cent in 2021–22 largely due to reduced COVID-19 time-limited funding. This decrease was partially offset by higher transfers from major federal funding programs including the Canada Health Transfer, the Canada Social Transfer, support for home care and mental health, early learning and child care, as well as one-time transfers. For more details on the changes in Federal–Provincial COVID-19 Response Programs, see page 23.

Income from Government Business Enterprises

Between 2017–18 and 2021–22, income from GBEs increased at an average annual rate of 1.2 per cent. This increase reflects increases in total net income from GBEs. Income from GBEs includes the net income from the LCBO, OLG, OPG, Hydro One Limited (HOL) and the Ontario Cannabis Retail Corporation (OCRC). OLG’s net income, while has improved this year, has yet to fully recover to its pre-pandemic level.

Other non-tax revenues

Other non-tax revenues decreased at an annual average rate of 4.8 per cent between 2017–18 and 2021–22. This is mainly due to the elimination of carbon allowance proceeds and the Electricity Debt Retirement Change in 2018–19, as well as lower sales and rentals. In addition, other non-tax revenues declined in 2021–22 partly due to the elimination of vehicle permit and sticker validation fees. Other non-tax revenues are comprised of a number of revenue sources, including but not limited to revenue from hospitals, school boards and colleges, sales and rentals of goods and services, other fees, licences and permits, reimbursements of provincial expenditures in delivering certain services, royalties for the use of Crown resources, and electricity sector revenues such as power supply contract recoveries.

Financial Statement Discussion and Analysis, 2021–2022	11

Expense

Details of 2021–22 Actual Results ($ Billions)					Table 3
				Change from
	2021 Budget1, [2],[3]	2021–22 Actual	2020–21 Actual[3]	2021 Budget	2020–21 Actual
Expense
Health sector	74.9	75.7	69.5	0.8	6.2
Education sector[2]	31.3	29.9	31.3	(1.4)	(1.4)
Postsecondary education sector	10.7	10.6	9.8	(0.1)	0.8
Children’s and social services sector	17.9	17.1	17.4	(0.8)	(0.3)
Justice sector	4.8	5.0	4.8	0.2	0.2
Other programs	33.4	32.1	36.2	(1.3)	(4.1)
Total Program Expense	173.0	170.5	169.0	(2.5)	1.5

Interest on debt	13.1	12.6	12.3	(0.5)	0.3
Total Expense	186.1	183.0	181.3	(3.1)	1.7

Reserve	1.0	–	–	(1.0)	–
[1]

For presentation purposes, one-time COVID-19-related spending was shown separately within COVID-19 Time-Limited Funding in the 2021 Budget, which have been included in the respective sectors in this table. The change in presentation does not impact ministry allocations or ministry structure(s).

[2]

Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in Table 3.8 of the 2021 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the financial statements provides details.

[3]	Prior year comparatives have been reclassified to be reflected on the same basis as that used to report the actual current year expenses. See Note 17 to the Consolidated Financial Statements.
Note:	Numbers may not add due to rounding.

Change from 2020–21 Actuals

Total program expenses for 2021–22 increased by $1.5 billion or 0.9 per cent, from $169.0 billion in the previous fiscal year to $170.5 billion.

●

Health sector expense increased by $6.2 billion or 8.9 per cent over the previous fiscal year, mainly due to increased spending in base health sector programs as the province gradually re-opened during the year, as well as additional spending in response to the COVID-19 pandemic. There was also lower expense due to an accounting adjustment to record personal protective equipment inventory, in compliance with the public sector accounting standards and in alignment with a recommendation from the Office of the Auditor General of Ontario. Key health care investments included:

●	$1.8 billion for Ontario’s COVID-19 testing strategy and the vaccine roll-out, including laboratory capacity and assessment centres;

●	$1.6 billion in additional hospital funding which also includes COVID-19 supports;

12	Financial Statement Discussion and Analysis, 2021–2022

●

$1.2 billion to support increased utilization of health care services, including more visits to physicians and practitioners, increased spending on drug programs to support the aging population, as well as the addition of new therapies;

●

$0.9 billion to stabilize the health and long-term care workforce, including supports for the temporary retention incentive for Ontario’s nurses, the accelerated training program and wage enhancement for personal support workers, and the Long-Term Care Staffing Plan to increase daily direct care for residents;

●

$0.3 billion in additional investments to expand home and community care services, as well as to address increased demand for mental health services and specialized care for children and youth with eating disorders; and

●	$0.2 billion to support long-term care homes during the COVID-19 pandemic, including funding for enhanced prevention and containment measures, and for an increased level of care.

●

While base funding for education increased by $0.4 billion, total education sector expense decreased by $1.4 billion or 4.5 per cent over the previous fiscal year. This is mainly due to time-limited COVID-19 funding supports intended for one year only in 2020–21, such as $0.9 billion for the Ontario COVID-19 Child Benefit and $0.4 billion for the Support for Learners program.

●

Postsecondary education sector increased by $0.8 billion or 8.2 per cent over the previous fiscal year, mainly due to higher college sector spending from increased on-campus activities after the easing of restrictions and closures due to COVID-19, as well as $0.2 billion for higher spending on student financial assistance.

●

Children’s and social services sector expense decreased by $0.3 billion or 1.7 per cent over the previous fiscal year, primarily due to temporary federal COVID-19 support programs that directly led to $0.2 billion in lower demand/eligibility for social assistance and the Ontario Child Benefit. In addition, there was lower spending on temporary COVID-19-related programs and supports as conditions of the pandemic have evolved.

●

Justice sector expense increased by $0.2 billion or 4.2 per cent over the previous fiscal year, mainly due to funding for the COVID-19 Vaccine Distribution Secretariat and the Ontario Provincial Police, as well as improvements to segregation conditions in correctional facilities and the modernization and operation of Ontario’s correctional services system, as well as investments to reduce the backlog of criminal cases.

●	Other programs expense decreased by $4.1 billion or 11.3 per cent over the previous fiscal year, mostly reflecting:

●	$2.8 billion decrease due to the tapering off of the time-limited Ontario Small Business Support/Relief Grant payments, which supported small businesses impacted by COVID-19 restrictions;

Financial Statement Discussion and Analysis, 2021–2022	13

●

$2.3 billion decrease primarily due to the wind-down of time-limited COVID-19 investments for municipalities, including $1.4 billion in the federal–provincial Safe Restart Agreement and $0.5 billion in provincial COVID-19 Recovery Funding for Municipalities;

●	$1.5 billion decrease primarily due to the time-limited Safe Restart Agreement funding provided to support municipal transit systems in the previous year;

●

$157 million decrease primarily due to the time-limited Canada Emergency Commercial Rent Assistance program ending in 2020–21, which delivered urgent COVID-19-related relief to small businesses and their landlords in partnership with the federal government;

●

$146 million decrease primarily due to an accounting adjustment to record personal protective equipment as inventory for the non-health sector, in compliance with the public sector accounting standards and aligned with a recommendation from the Office of the Auditor General of Ontario; and

●

$114 million decrease primarily due to lower uptake from the agricultural sector for demand-driven Business Risk Management programming, driven by various factors such as commodity prices and weather conditions.

●	The decrease in 2021–22 is partially offset by:

●

$1.2 billion increase primarily due to higher Employee Pension and Benefits including a one-time change in the basis of estimate for Workplace Safety and Insurance Board (WSIB) expense and an increase in costs for Retired Pensioners’ Benefits;

●

Approximately $506 million increase related to initiatives to respond to the impacts of COVID-19, including the enhancement to the Reconnect Ontario Program, the creation of the Tourism Recovery Program, and other COVID-19 supports, as well as higher than anticipated demand for the cultural and media tax credits;

●

$488 million increase mainly due to COVID-19 supports for workers and employers. This includes enhancements to the Skills Development Fund and the Ontario Jobs Training Tax Credit to address challenges in hiring, training, retraining and upskilling workers, as well as protections for workers and employers through the Ontario COVID-19 Worker Income Protection Benefit to reimburse employers for COVID-19 paid leave days;

●

$449 million net increase primarily due to investments under the suite of Electricity Rate Mitigation programs (Ontario Electricity Rebate and the Comprehensive Electricity Plan) and an increase in contaminated sites liability;

14	Financial Statement Discussion and Analysis, 2021–2022

●	$359 million increase primarily due to increased investments for the Ontario Community Infrastructure Fund and the Investing in Canada Infrastructure Program; and

●

$68 million increase primarily due to expenses associated with record visitation in Ontario Parks in 2021, additional spending for the Ontario Clean Water Agency, as well as investment in wastewater monitoring to inform public health decision-making.

See Chart 3 for details of program expense by sector.

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity, including hospitals, school boards and colleges, as well as the Ontario Public Service.

The expense labelled “Transfers” in Chart 4 reflect payments to a variety of service providers that support the delivery of public services. These third-party funding recipients consist of health care professionals including physicians, social service agencies, universities, child care providers and municipalities. As service providers, a large share of the spending of these third parties typically go to salaries and benefits. Transfers do not include transfers to hospitals, school boards and colleges — these are reflected in the other expense types such as operating costs and salaries and benefits, as reported by the organizations.

Financial Statement Discussion and Analysis, 2021–2022	15

Change from the 2021 Budget

Total program spending for 2021–22 was $170.5 billion, which is $2.5 billion or 1.4 per cent lower than the 2021 Budget. Changes in program spending were primarily attributed to:

●

Health sector expense was $0.8 billion or 1.1 per cent above plan, mainly due to increased investments in hospitals and long-term care homes to address COVID-19, including support for more than 3,000 additional hospital and critical care beds, enhanced prevention and containment measures, as well as retention and stabilization of health human resources including nurses and personal support workers. There was also funding to continue Ontario’s COVID-19 vaccination plan and to expand home and community care services. The variance in the health sector includes $0.5 billion lower-than-planned expense due to an accounting adjustment to record personal protective equipment inventory, in compliance with public sector accounting standards and in alignment with a recommendation from the Office of the Auditor General of Ontario.

●

Education sector expense was $1.4 billion or 4.5 per cent below plan, primarily due to lower school board spending resulting from a decline in non-government revenue from sources such as fundraising, community use of schools, international student tuition, and lower-than-projected enrolment due to the continued impacts of COVID-19.

●

Postsecondary education sector expense was $0.1 billion or 0.9 per cent below plan, mainly due to lower-than-expected student uptake based on need for financial assistance as a result of continued federal supports and lower-than-projected enrolment. This was partially offset by higher-than-forecasted college sector spending as a result of campuses re-opening after COVID-19-related restrictions and closures.

16	Financial Statement Discussion and Analysis, 2021–2022

●

Children’s and social services sector expense was $0.8 billion or 4.5 per cent below plan, primarily due to the continuation of temporary federal COVID-19 support programs that led to lower-than-expected demand/eligibility for social assistance and the Ontario Child Benefit. The expense also reflects investments to provide a wage enhancement for eligible personal support workers and direct support workers in the sector.

●

Justice sector expense was $0.2 billion or 4.2 per cent above plan, primarily due to COVID-19 supports such as the COVID-19 Vaccine Distribution Secretariat, additional funding to address the backlog of criminal cases, and to support the Ontario Provincial Police.

●	Other program expense that was $1.3 billion or 3.9 per cent below plan, mainly due to:

●

$2.3 billion decrease primarily due to the transfer of contingency funds for program expenses in various sectors to respond to emerging needs for health care, workers, infrastructure and businesses, and unforeseen events;

●	$503 million decrease primarily due to realigned implementation timelines for programs such as the Broadband and Cellular Infrastructure Program and the Investing in Canada Infrastructure Program;

●	$443 million decrease in municipal transfer payments due to revised timelines for municipal transit projects and lower-than-forecasted amortization expense; and

●

$80 million decrease primarily due to lower uptake from the agricultural sector for demand-driven Business Risk Management programming, driven by various factors such as commodity prices and weather conditions.

●	The decrease was partially offset by:

●

Increase of $0.9 billion due to higher Employee Pension and Benefits including a one-time change in the basis of estimate for Workplace Safety and Insurance Board expense and an increase in costs for Retired Pensioners’ Benefits;

●

Increase of $0.2 billion for supports for workers and employers, including the introduction of the Ontario COVID-19 Worker Income Protection Benefit program and enhancements to the Ontario Jobs Training Tax Credit and the Skills Development Fund to aid in Ontario’s economic recovery;

●	Increased expense of $186 million due to higher-than-expected forest fire activity across the province and associated emergency support;

●	Increase of $152 million primarily reflecting additional relief on energy bills during COVID-19;

Financial Statement Discussion and Analysis, 2021–2022	17

●

Increase of $152 million associated with the recognition of contingent liabilities for land and land-related claims and Ontario’s statutory obligations as per the English and Wabigoon River Systems Mercury Contamination Settlement Agreement Act, 1986; and

●

Net increase of $105 million primarily due to the extension of the time-limited COVID-19-related Ontario Small Business Support/Relief Grant programs and increased funding for tax credit programs, partially offset by lower-than-forecasted spending in time-limited investments.

Expense trend

Chart 5 shows the recent trends in spending for major program areas.

●	Health sector expense increased from $59.1 billion in 2017–18 to $75.7 billion in 2021–22, or on average by 6.4 per cent per year. The increased funding is primarily due to:

●	Support for Ontario’s hospitals and home and community care services;

●	Investments to meet demand for health care services arising from population growth and increased utilization of drug programs, cancer care treatments and blood services;

●	Additional funding to improve access to mental health and addiction services;

18	Financial Statement Discussion and Analysis, 2021–2022

●

Investments to address long-term care sector waitlists and capacity challenges by building new long-term care beds, including four new long-term care homes as part of the Accelerated Build Pilot Program; and

●	Time-limited investments to address the COVID-19 pandemic including funding to prevent and contain the spread of COVID-19 in long-term care homes.

●	Education sector expense increased from $27.3 billion in 2017–18 to $29.9 billion in 2021–22, or on average by 2.3 per cent per year. The increase is mainly due to:

●	Higher annual school board funding and enrolment, as well as negotiated school board labour agreements such as compensation increases and investments in staffing and local priorities; and

●	Federal and provincial initiatives in 2020–21 and 2021–22 to help the education sector respond to the COVID-19 pandemic and support the needs of students and staff.

●

Postsecondary education sector expense increased from $10.5 billion in 2017–18 to $10.6 billion in 2021–22, or on average by 0.3 per cent per year. The increase is mainly due to increased college sector spending. This was partially offset by the wind-down of time-limited federal infrastructure investments and other capital spending, as well as changes in uptake of student financial assistance programs.

●	Children’s and social services sector expense increased from $16.2 billion in 2017–18 to $17.1 billion in 2021–22, or on average by 1.3 per cent per year. This increase primarily reflects:

●	New investments to provide wage enhancement for eligible personal support workers and direct support workers in the social services sector;

●	Increased investment to support client needs in the Ontario Disability Support Program, Ontario Autism Program and Developmental Services programs; and

●	Additional funding for COVID-19 supports such as enhanced cleaning, personal protective equipment and short-term staffing for residential and community service providers.

●	Justice sector expense increased from $4.3 billion in 2017–18 to $5.0 billion in 2021–22, or on average by 4.2 per cent per year. The increase is primarily due to:

●	Investments in programs such as the Public Safety Radio Network, the Guns, Gangs and Violence Reduction Strategy, and Ontario’s Anti-Human Trafficking Strategy;

Financial Statement Discussion and Analysis, 2021–2022	19

●

Funding to improve segregation conditions, modernize the correctional services system though infrastructure investments and support for frontline workers, as well as address the backlog of criminal cases; and

●

Funding to support the government’s response to COVID-19 through the management of emergency orders, pandemic management in congregate settings, and the COVID-19 Vaccine Distribution Secretariat including mobile vaccination clinics.

●	Other programs expense increased from $25.0 billion in 2017–18 to $32.1 billion in 2021–22, or on average by 6.5 per cent per year. The increase is primarily due to:

●	Higher Employee Pension and Benefits due to a one-time change in the basis of estimate for Workers’ Safety Insurance Board expense, and an increase in costs for Retired Pensioners’ Benefits;

●	Infrastructure program investments in the Broadband and Cellular Action Plan, the Investing in Canada Infrastructure Program and the Ontario Community Infrastructure Fund;

●	Investments in transportation resulting in growth in amortization expense due to transit and highway capital projects coming into service and increased Metrolinx operating expenses.

●

Investments under the suite of electricity rate mitigation programs primarily under the Ontario Electricity Rebate program and the Comprehensive Electricity Plan program, as well as time-limited rate mitigation efforts in response to COVID-19;

●

Time-limited COVID-19 investments to support the hiring, training, retraining, and upskilling of workers through the Skills Development Fund and the Ontario Jobs Training Tax Credit, as well as funding to provide paid sick days through the Ontario COVID-19 Worker Income Protection Benefit program; and

●	COVID-19 investments for prevention and control measures in retirement homes and support for the temporary pandemic premium pay for frontline workers.

20	Financial Statement Discussion and Analysis, 2021–2022

Interest on Debt

Interest on debt expense was $0.5 billion below plan from the 2021 Budget in 2021–22, mainly as a result of lower than planned borrowings of approximately $14.0 billion and higher-than-budgeted interest capitalization, slightly offset by a small increase in the cost of borrowing from 1.9 per cent to 2.1 per cent.

Interest on debt expense increased from $12.3 billion in 2020–21 to $12.6 billion in 2021–22 as a result of increased debt primarily to fund investments in capital assets.

Chart 6 shows that the ratio of interest on debt to total revenue has fallen for Ontario over the past four years, from a high of 8.1 per cent in 2018–19 to the current level of 6.8 per cent. The decrease from 7.4 per cent in 2020–21 to 6.8 per cent in 2021–22 is due to the rate of increase in Ontario’s total revenues outstripping the rate of increase in the interest on debt expense.

Financial Statement Discussion and Analysis, 2021–2022	21

COVID-19 analysis

2021–22 COVID-19 Expenses by Sector ($ Billions)			Table 4
	2021–22 Actual	2020–21 Actual	Change from 2020–21 Actual
Expense
Health sector	6.2	5.1	1.1
Education sector	1.1	2.9	(1.8)
Postsecondary education sector	0.1	0.3	(0.2)
Children’s and social services sector	0.3	0.4	(0.1)
Justice sector	0.3	0.2	0.1
Other programs	2.9	10.2	(7.3)
Total Expense	10.9	19.1	(8.2)
Note: Numbers may not add due to rounding.

Total COVID-19 spending in 2021–22 decreased by $8.2 billion from $19.1 billion in the previous fiscal year to $10.9 billion.

●

COVID-19 spending in the Health sector increased by $1.1 billion over the previous fiscal year, mainly due to investments to support the COVID-19 testing and vaccine strategy, as well as additional funding to help stabilize the health and long-term care workforce and support infection prevention and containment measures in long-term care homes.

●

COVID-19 spending in the Education sector decreased by $1.8 billion over the previous fiscal year, mainly due to time-limited COVID-19 funding supports in 2020–21, such as the Ontario COVID-19 Child Benefit, the Support for Learners program, emergency child care and the safe restart of schools. The 2021–22 spending also reflects COVID-19 investments in schools, including temporary staffing, school operations, school ventilation improvements, rapid test kits, learning recovery and renewal, connectivity supports for remote learning technology, and increased access to school board reserves.

●

COVID-19 spending in the Postsecondary education sector decreased by $0.2 billion over the previous fiscal year mainly due to the time-limited funding provided to postsecondary education institutions in 2020–21 to address the financial impacts of COVID-19.

●	COVID-19 spending in Other programs decreased by $7.3 billion over the previous fiscal year, mainly due to:

●	$2.8 billion decrease due to the tapering off of the time-limited Ontario Small Business Support/Relief Grant programming, which supported small businesses impacted by COVID-19 restrictions.

22	Financial Statement Discussion and Analysis, 2021–2022

●

$2.4 billion decrease in the Ministry of Municipal Affairs and Housing mainly due to time-limited investments in 2020–21 such as $1.4 billion in the Safe Restart Agreement and $0.5 billion in provincial COVID-19 Recovery Funding for Municipalities. There was also $0.5 billion lower expense in the Social Services Relief Fund in 2021–22 compared to the prior year.

●	$1.8 billion decrease due to the conclusion of time-limited funding under the Safe Restart Agreement to support operating pressures for municipal transit systems.

●	$591 million decrease in electricity bill supports due to the conclusion of funding to defer Global Adjustment charges and reduced need for off-peak Time-of-Use electricity support.

●	The decrease was partially offset by:

●

Increase of $760 million in time-limited COVID-19 investments to support the hiring, training, retraining and upskilling of workers through the Skills Development Fund and the Ontario Jobs Training Tax Credit, as well as funding to provide paid sick days through the Ontario COVID-19 Worker Income Protection Benefit program.

●

The decreased COVID-19 2021–22 spending also reflects an accounting adjustment to record personal protective equipment inventory, in compliance with public sector accounting standards and in alignment with a recommendation from the Office of the Auditor General of Ontario.

Note: these totals are inclusive of federal support. Some federal funding received also supported increased spending for base programs, including in the health sector, to meet increased demand. Please see section below for more information.

Federal–provincial COVID-19 response programs

●

In 2021–22, Ontario continued to work in partnership with the federal government to secure federal investments to support the people of Ontario. In total, Ontario received $3.7 billion in COVID-19 time-limited funding in 2021–22 from the federal government.

●

This amount includes a one-time payment of $1.9 billion in funding through the federal Budget Implementation Act, 2021, and amendments to the Federal–Provincial Fiscal Arrangements Act to support COVID-19 recovery.

●	Additionally, as part of the time-limited Workforce Development Agreement top-up, Ontario received an additional $388 million.

●	Through the Safe Long-term Care Fund, Ontario also received a one-time payment of $380 million to support its comprehensive efforts to enhance infection prevention and control in long-term care homes.

●

This federal revenue also includes various supports for virtual health care, the justice sector, recognition of the value of personal protective equipment (PPE), and the COVID-19 rapid antigen tests received in-kind from the federal government, as well as other supports.

Financial Statement Discussion and Analysis, 2021–2022	23

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 5
	2021–22 Actual	% of Total	2020–21 Actual	% of Total	Variance Increase (Decrease)
Cash and cash equivalents	34.2	26.3%	33.5	28.5%	0.7
Investments	26.5	20.4%	28.9	24.6%	(2.4)
Accounts receivable	26.9	20.7%	15.3	13.0%	11.6
Loans receivable	11.9	9.2%	12.1	10.3%	(0.2)
Other assets	1.4	1.1%	1.2	1.0%	0.2
Investment in Government Business Enterprises	28.8	22.2%	26.6	22.6%	2.2
Total Financial Assets	129.8	100.0%	117.5	100.0%	12.3
Note: Numbers may not add due to rounding.

Financial assets consist of items that include cash and cash equivalents and investments that are available to the government to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including investment in GBEs.

Ontario’s financial assets increased by $12.3 billion in 2021–22 over the prior fiscal year. The increase was attributable to (see Table 5):

•	Cash and cash equivalents were $0.7 billion higher mainly due to investment maturity payment management;

•

Investments were $2.4 billion lower, mainly as a result of maturity payment management of provincially held bonds. Investments held by the broader public sector (BPS) have increased slightly. Examples of investments include investments in government bonds and fixed-income securities, such as Guaranteed Investment Certificates and Government of Canada Bonds;

•	Accounts receivable were $11.6 billion higher mainly due to an increase in taxes receivable and transfer payments from Government of Canada; and

•	Investment in GBEs were $2.2 billion higher, mainly due to higher net assets in GBEs, including investment earnings from the Ontario Nuclear Funds for nuclear waste management and decommissioning.

24	Financial Statement Discussion and Analysis, 2021–2022

Chart 7 shows the recent trends in financial assets for the government.

After a large increase in total net investments in GBEs in 2020–21, total investment in GBEs showed a smaller increase in 2021–22. The net increase was mainly due to the net assets increase in GBEs, including investment earnings from the Ontario Nuclear Funds for nuclear waste management and decommissioning.

The level of other financial assets, including cash, accounts receivable and investments, tends to be more variable since these assets often reflect specific circumstances at the fiscal year-end such as pre-borrowing for the following period’s needs.

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the government and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in Ontario’s statement of financial position as an investment in GBEs under financial assets.

Financial Statement Discussion and Analysis, 2021–2022	25

The reported net book value of Ontario’s tangible capital assets was $140.5 billion in 2021–22, increasing by $7.7 billion, or 5.8 per cent over the prior fiscal year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $64.7 billion in aggregate. The total on the balance sheet also includes assets under construction, some of which are being built using the public private partnership (P3) model, in which the private sector finances the assets during construction. The impacts of P3s on balance sheet liabilities are discussed in the Other Long-Term Financing section.

Growth in the net book value of capital assets has averaged 5.4 per cent annually over the period between 2017–18 and 2021–22. Most of the growth has been in new and rehabilitated buildings and transportation infrastructure including provincial highways, bridges and the transit network owned by Metrolinx, an agency of the government.

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

26	Financial Statement Discussion and Analysis, 2021–2022

Infrastructure expenditures

Ontario’s infrastructure spending in 2021–22 was $17.7 billion (see Table 6). This included $14.7 billion invested in assets owned by the government and its consolidated entities as discussed in the Tangible Capital Assets section, and $3.0 billion provided for capital investment to non-consolidated partners such as universities and municipalities as well as other infrastructure expenditures.

Total infrastructure spending in 2021-22 was $2.3 billion higher than the previous year, with increased expenditures across all sectors. This includes increased investments for public transit, schools, health care and correctional facilities, as well as doubling the annual investment in the Ontario Community Infrastructure Fund.

The total was lower than the $18.6 billion set out in the 2021 Budget, primarily driven by decreases due to capital project delays and revised implementation timelines in the education, postsecondary education, justice and other sectors. These decreases are partially offset by an increase in the transportation sector due to accelerated progress on construction of major public transit projects, and higher-than-planned spending in the health sector, including increased hospital infrastructure expenditures during the COVID-19 pandemic.

Infrastructure expenditures, 2021–22 ($ Billions)			Table 6

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures

Transportation and transit	7.9	1.0	8.9

Health	3.0	0.2	3.2

Education	2.4	0.0	2.4

Postsecondary education	0.5	0.1	0.6

Other sectors[3]	0.9	1.6	2.6

Totals[4]	14.7	3.0	17.7

  [1] Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.

  [2] Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.

  [3] Includes social and justice sectors, broadband infrastructure, government administration, natural resources, and the culture and tourism industries.

  [4] Includes third-party investments in consolidated entities such as hospitals, colleges and school boards.

  Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2021–2022	27

Liabilities

Ontario’s liabilities consist of debt and other financial obligations including accounts payable, unspent funds it received from the federal government and the estimated cost of future payments, including pensions and other employee future benefits liability. See Table 7.

Liabilities ($ Billions)					Table 7

	2021–22 Actual	% of Total	2020–21 Actual	% of Total	Variance Increase (Decrease)

Accounts payable and accrued liabilities	30.0	5.9%	36.8	7.5%	(6.8)

Debt	426.4	83.6%	405.0	82.5%	21.4

Other long-term financing	18.0	3.5%	16.9	3.4%	1.1

Deferred revenue and capital contributions	16.5	3.2%	14.2	2.9%	2.3

Pensions and other employee future benefits liability	14.4	2.8%	13.1	2.7%	1.3

Other liabilities	4.9	1.0%	5.2	1.1%	(0.3)
Total Liabilities	510.2	100.0%	491.1	100.0%	19.1
Note: Numbers may not add due to rounding.

Debt

Debt makes up the largest share of liabilities. From 2020–21 to 2021–22, debt increased by $21.4 billion to $426.4 billion at fiscal year-end, primarily to finance Ontario’s investments in infrastructure as well as operating cash requirements.

Table 8 summarizes how the government used its net new financing in 2021–22.

Use of new financing by Ontario, 2021–22 ($ Billions)	Table 8

Operating surplus and other transactions[1]	9.8

Investment in capital assets owned by the government and its consolidated organizations, including hospitals, school boards and colleges[2]	12.5

Decrease in the government’s cash and investments funded by cash holdings[3]	(1.6)

20.7

Decrease in other long-term financing, Tangible Capital Assets financed by Public Private Partnership (P3)[4]	0.7

Net new financing	21.4

  [1] Decrease in cash from a net decrease of $11.9 billion in changes to assets and liabilities net of the government’s operating surplus of $2.1 billion. See the Consolidated Statement of Cash Flow.

  [2] New Tangible Capital Asset (TCA) investments of $13.0 billion less proceeds of $0.5 billion from the sale of tangible capital assets.

  [3] Increase in cash due to investment retirements in excess of purchases of $2.3 billion and the build-up of cash reserve of $0.7 billion.

  [4] Including net decrease in financing of capital projects through Public Private Partnership (P3). See Note 4 to the Consolidated Financial Statements.

  Note: Numbers may not add due to rounding.

The government completed an annual borrowing program of $41.1 billion in 2021–22, compared to the $59.8 billion borrowed in 2020–21.

28	Financial Statement Discussion and Analysis, 2021–2022

Other long-term financing

This category includes obligations to finance construction of public assets including those procured through the P3 model and total debt of the Broader Public Sector. All assets that are owned by the Ontario government and its consolidated entities, and the associated financing liabilities, are reflected on Ontario’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, see the Tangible Capital Assets section.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues and other liabilities.

Chart 9 shows the recent trends in liabilities for Ontario. This trend over the period between 2017–18 and 2021–22 shows public debt rising, mainly to fund capital investments and the annual deficits. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at the fiscal year-end such as accrued liabilities for goods and services.

Financial Statement Discussion and Analysis, 2021–2022	29

Risks and risk management

Ontario’s financial results and financial reporting are subject to various risks and uncertainties over which the government may have limited or no control.

The ongoing monitoring of revenues allows government to assess potential risks to its finances. Ontario’s revenues rely heavily on the level and pace of economic activity in the province. Ontario manages risks to the revenue forecast by consulting with private-sector economists to inform the government’s planning assumptions. For prudent fiscal planning, the Ontario Ministry of Finance’s real GDP growth projections are typically set slightly below the average private-sector forecast.

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue compared to larger revenue sources such as tax revenue — the risks they present are relatively less material to the fiscal plan. In addition, these risks are difficult to predict and quantify; for example, the federal transfers are subject to federal policy changes while GBEs’ net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement of uncertainty.

Collaboration with the Canada Revenue Agency, which administers approximately 77 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario is currently exploring ways to enhance corporate income tax revenue forecasting and monitoring.

The COVID-19 pandemic has been challenging for all governments worldwide, including Ontario, affecting the province’s health, economy and social structures, necessitating the government’s quick response in the face of this global threat. During the fiscal year 2021–22, COVID-19 continued to pose significant risks and called for a targeted response and proactive mitigation in order to protect the people of Ontario and the economy.

The response included additional expenditures and investments to protect citizens and enable continuity of services that the people of Ontario rely on, from health care to justice systems, education, social services and more, with responsive policy and program changes resulting in shifts to fiscal planning and forecasts. When COVID-19 vaccines became available, the government mobilized substantial financial and human resources to support an unprecedented vaccination campaign. At the same time, the government remained focused to continue modernizing services and offsetting economic impacts suffered by Ontario’s businesses.

30	Financial Statement Discussion and Analysis, 2021–2022

The government utilized an array of tools including contingency funds to address risks that materialized. In the 2021 Budget, the government committed a total of $2.1 billion ($1.9 billion for operating and $0.2 billion for capital) for the standard contingency fund. After release of the 2021 Budget, an additional top-up of $0.3 billion to the standard contingency fund was made to support the implementation of initiatives announced as part of the 2021 Ontario Economic Outlook and Fiscal Review. Funds from the standard contingency fund were used to support initiatives such as:

●

Investments to support wage enhancement for personal support workers to retain the workforce needed to build a stronger and more resilient health care system that is better prepared to respond to a crisis;

●	Investments to train up to 8,200 new personal support workers for high-demand jobs in Ontario’s health and long-term care sectors to address the shortage in the personal support workforce;

●	Critical municipal infrastructure through the Ontario Community Infrastructure Fund;

●

Additional support made available for property tax and energy cost relief to eligible businesses that were required to close or significantly restrict services due to provincial public health measures;

●	Additional funding for Emergency Forest Fire Fighting to respond to a severe fire season;

●	Additional funding to Emergency Management Ontario to manage emergency declarations for municipalities and First Nations;

●	The Ontario COVID-19 Worker Income Protection Benefit to reimburse eligible employers for infectious disease emergency leave paid to employees; and

●

Additional funding to support hospitals during the COVID-19 pandemic, including expenses such as personal protective equipment, additional staff, infection prevention and control measures, as well as funding to support the rollout of COVID-19 vaccines.

As part of the Ontario government’s effort to combat COVID-19 and support the recovery of the province, the government also maintained dedicated pandemic-related contingency funds in 2021–22, which were fully allocated throughout the year. In the 2021 Budget, the Support for People and Jobs Fund ($1 billion) and the Pandemic Fund ($4 billion) were fully allocated. In the 2021–22 First Quarter Finances the government allocated an additional $2.2 billion to the Time-Limited COVID-19 Fund, which was further increased by $500 million as part of the 2021 Ontario Economic Outlook and Fiscal Review, bringing the total to $2.7 billion.

Financial Statement Discussion and Analysis, 2021–2022	31

In 2021–22, funds from the Support for People and Jobs Fund were used to support initiatives such as:

●

Ontario’s Tourism Recovery Program was implemented to help tourism operators, anchor businesses and attractions to recover from the impacts of COVID-19. This initiative provided support for historically successful businesses that have helped to drive employment and visitation in their regions by assisting with costs related to restructuring, safe reopening, recalibrated marketing activities and partnership development.

Social services relief funding for municipal service managers and Indigenous program partners to help address the impacts of COVID-19 on vulnerable people, including those experiencing and at-risk of homelessness. In 2021–22, funds from the Pandemic Fund were used to support initiatives such as:

●	Ontario’s Testing Strategy to help contain the COVID-19 virus, protect lives and allow economic activity to continue in the safest way possible;

●

Funding to support the continued COVID-19 response and recovery in long-term care homes, including prevention and containment measures, as well as to support the health and safety of residents and staff;

●	Funding to support the administration, distribution and rollout of Ontario’s COVID-19 vaccination campaign; and

●	Funding to support hospitals in the response to COVID-19.

In 2021–22, funds from the Time-Limited COVID-19 Fund were used for initiatives such as:

●	Supporting municipal transit systems as they recover from the COVID-19 pandemic;

●

Additional funding to support hospitals during the COVID-19 pandemic, including expenses such as personal protective equipment, additional staff, infection prevention and control measures, as well as the rollout of COVID-19 vaccines;

●	Investments to help long-term care homes prevent and contain the spread of COVID-19, including increased staffing supports and purchasing additional personal protective equipment and supplies;

●

The Ontario Business Costs Rebate Program to provide property tax and energy cost rebates to eligible businesses that were required to close or reduce indoor capacity as part of the additional public health measures in response to the COVID-19 Omicron variant;

●

Applying off-peak Time-Of-Use electricity pricing for residential, small business and farm customers for all hours of the day, 7 days per week for a 21-day period, while Ontario was in modified Step 2 of the Roadmap to Reopen;

32	Financial Statement Discussion and Analysis, 2021–2022

●	The Ontario COVID-19 Small Business Relief Grant to support small businesses that were subject to closures as part of the additional public health measures in January 2022; and

●

Additional investments to support the COVID-19 Vaccine Distribution Secretariat, safe operations of correctional facilities during the pandemic, and frontline Ontario Provincial Police and correctional officers.

As required under the Fiscal Sustainability, Transparency and Accountability Act, 2019, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the government’s fiscal performance. The 2021 Budget Plan included a $1.0 billion reserve for 2021–22. Excluding this reserve, the projected deficit for 2021–22 in the 2021 Budget was $32.1 billion.

Provisions for losses that are likely to occur as a result of contingent liabilities, such as ongoing litigation and land claims, and that can be reasonably estimated are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the government’s risk management strategies which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board (PSAB) can have an impact on Ontario’s budgets, estimates and actual results. While changes in Canadian GAAP had no material impacts in the current fiscal year, the Office of the Comptroller General, Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

Financial Statement Discussion and Analysis, 2021–2022	33

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position will be used to assess Ontario’s financial position. The levels and trends of these measures indicate the impacts of economic and other events on the Ontario government’s finances. The ratio and the level of each over the past five fiscal years are outlined in Table 9.

Key Financial Ratios						Table 9
For the fiscal year ended March 31
		2017–18	2018–19	2019–20	2020–21	2021–22
Sustainability	Net Debt- to-GDP (%)	39.3%	39.4%	39.6%	43.1%	39.2%
	Net Debt to Total Revenue (%)	215.0%	220.2%	226.4%	226.5%	205.6%
	Net Debt per Capita ($)	$23,016	$23,657	$24,293	$25,334	$25,658
Flexibility	Interest on Debt to Total Revenue (%)	7.9%	8.1%	8.0%	7.4%	6.8%
	Own-Source Revenue to GDP (%)	15.2%	15.0%	14.6%	15.1%	15.9%
Vulnerability	Federal Transfers to Total Revenue (%)	16.5%	16.3%	16.3%	20.6%	16.5%
	Foreign Currency Debt to Revised Total Debt (%)	17.9%	17.1%	16.1%	15.8%	16.1%
	Unhedged Foreign Currency Debt (%)	0.2%	0.2%	0.2%	0.1%	0.1%

Notes:

1) Net debt was restated to reflect prepaid expenses and inventory supplies being reclassified as non-financial assets, as opposed to financial assets in prior years.

2) Beginning in 2019–20, Ontario is presenting public debt less of any investments in its own bonds and treasury bills.

3) The forecasts of net debt and related ratios in the annual Budget are based on a calculation that includes the reserve.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2022, released by the Ontario Ministry of Finance. Population estimates are from Statistics Canada.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of Ontario’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP generally indicates higher sustainability.

The government’s net debt-to-GDP ratio was 39.2 per cent at the end of fiscal year 2021–22, lower than the 48.8 per cent forecast in the 2021 Budget. As shown in Table 9, this ratio has decreased by 3.9 percentage points over the prior year largely due to the rate of increase in Ontario’s GDP outstripping the rate of increase in the net debt. The ratio of net debt to total revenue is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt-to-revenue ratio generally indicates higher sustainability. This ratio has decreased by 20.9 percentage points from the prior year to 205.6 per cent in 2021–22, primarily due to revenues rising faster than net debt.

34	Financial Statement Discussion and Analysis, 2021–2022

Measures of flexibility

The ratio of Interest on Debt to Total Revenue shows the share of provincial revenue that is being used to pay interest expense on debt and therefore is not available for programs. A lower ratio generally indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 8.1 per cent in 2018–19 to the current level of 6.8 per cent. Despite upward movements in interest rates from the previous year, the government’s strategy of extending the duration terms of its borrowing program and locking in interest rates that continued to be historically low, for a longer period, has also contributed to lower interest costs. This strategy has extended the weighted-average term to maturity of provincially issued debt from approximately eight years in 2009–10 to over 14 years in 2021–22.

Own-source revenue as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden may make a jurisdiction less competitive, therefore increases in this ratio may reduce future revenue flexibility. During 2020–21 and 2021–22, financial support from all levels of government were provided to people and businesses in response to COVID-19, which contributed to growth in Personal and Corporate Income Tax revenues. As this support did not directly increase GDP, it led to an increase in the ratio.

Measures of vulnerability

Transfers from the federal government as a percentage of total revenue is an indicator of the degree to which Ontario relies on the federal government for revenue. A higher ratio may imply that a provincial government is more reliant on federal transfers. Provinces may have limited control over the value of these transfers, and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers (including direct transfers to the BPS) is 16.5 per cent in 2021–22, the same level as 2017–18.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor and funding base. It also ensures that the government will continue to have adequate access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to foreign currencies through the use of financial instruments. Effective hedging has allowed the government to consistently limit its exposure to foreign currency fluctuations to 0.2 per cent of debt issued for provincial purposes in 2017–18, declining to 0.1 per cent in 2020–21 and remaining unchanged in 2021–22.

Financial Statement Discussion and Analysis, 2021–2022	35

Fiscal Management

Efficient and effective use of taxpayer dollars

To support long-term economic growth and sustainable public finances, the Ontario government must evolve and continue to modernize its programs and services. The ongoing Program Review process ensures that programs are continuously assessed for opportunities to modernize, improve outcomes, and become fiscally sustainable and efficient. Since its launch in 2019–20, the Program Review process has resulted in new and improved programs through service modernization, increased efficiencies and oversight, revised policies and reduced red tape.

36	Financial Statement Discussion and Analysis, 2021–2022

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of Ontario government spending and the related activities in these sectors.

Health care

The government acts as a steward of the health care sector, providing overall direction and leadership for the system, including planning and resource management. The Ontario government also manages key provincial programs including hospitals, long-term care homes, home and community care, the Ontario Health Insurance Plan (OHIP), the assistive devices program, drug programs, emergency services, independent health facilities, as well as laboratory services.

Throughout 2021–22, the primary focus has continued to be on protecting the health and well-being of the people of Ontario during the COVID-19 pandemic. The government took decisive actions to respond to the COVID-19 Delta and Omicron variants, implementing a robust and responsive testing strategy and developing a comprehensive plan to gradually re-open the province.

Supported by the advice of the Chief Medical Officer of Health and other public health experts, Ontario has made significant strides in its efforts to fight COVID-19 by continuing to implement a comprehensive and responsive vaccine distribution plan, which enabled Ontario to achieve one of the highest vaccination rates in the world. By the end of 2021–22, more than 90 per cent of people on Ontario aged 12 and over had received at least two doses of the vaccine.

The government made the following commitments in response to the COVID-19 outbreak:

●

Expanding the COVID-19 vaccine rollout to include children and youth aged 5 and older, as well as to administer booster doses to eligible people in Ontario. By March 31, 2022, over 32 million COVID-19 vaccines had been administered across the province;

●

Making it mandatory for hospitals, long-term care homes, paramedics and home and community care service providers to have COVID-19 immunization policies for all staff, support workers, contractors, students and volunteers. As well, requiring mandatory vaccinations for those working and volunteering in all long-term care homes;

●

Ensuring the availability of the COVID-19 rapid antigen test supply for Ontario’s most vulnerable populations living and working in the highest risk settings, including hospitals, long-term care homes, First Nation, Inuit and Métis communities, as well as public health units to ensure continued access to testing through the COVID-19 Omicron wave;

●

Providing support to Ontario’s hospitals and the community health sector to perform more surgeries, MRI and CT scans, and procedures, including on evenings and weekends, as part of a wider, comprehensive surgical recovery plan to provide patients with the care they need; and

Financial Statement Discussion and Analysis, 2021–2022	37

●	Expanding in-patient surge beds and day treatment spaces at four pediatric hospitals for children and youth with eating disorders, given the sharp rise in incidence since the COVID-19 pandemic began.

The government also continued to move forward with building a connected and integrated health system, addressing hallway health care, improving the patient and caregiver experience, improving the well-being of residents in long-term care, and supporting health care providers.

Other results reported in 2021–22 include:

●

Proclaiming landmark legislation through the Fixing Long-Term Care Act, 2021, which includes new measures to support the three pillars of the government’s plan to fix long-term care: improving staffing and care; driving quality through better accountability, enforcement and transparency; and building modern, safe, comfortable long-term care homes for Ontario’s seniors.

●

This legislation establishes a system level target of an average of four hours of daily direct care per resident provided by registered nurses, registered practical nurses and personal support workers, by March 31, 2025.

●	Supporting the recruitment and retention of the health care workforce, including:

●	A temporary wage enhancement for personal support workers (PSWs), which became permanent in 2022–23;

●	A temporary retention incentive bonus for nurses;

●	Prioritizing the recruitment of the Nursing Graduate Guarantee program positions in acute care settings, resulting in hiring more than 1,000 nurses throughout the year; and

●	Training over 16,000 new PSWs through the Accelerated PSW Training Program for the long-term care sector.

●

Expanding hospital capacity with dedicated funding to create more than 3,000 additional hospitals beds, as well as operational funding to ensure all publicly funded hospitals received a minimum one-per cent increase to keep pace with patient needs and increase access to high-quality care for patients and families.

●

Continued progress to build 30,000 net new long-term care beds and redevelop older beds by 2028. As of June 2022, Ontario has 31,705 new and 28,648 upgraded beds in the development pipeline, including 5,231 beds under construction and 1,774 beds opened.

●

Strengthened the inspections program in the long-term care sector by taking steps to double the number of inspectors by fall 2022 and launched a new proactive inspections program to improve the quality of care provided to residents.

●	Announced nine new Ontario Health Teams, for a total of 51, which will care for 95 per cent of the province’s population at maturity.

38	Financial Statement Discussion and Analysis, 2021–2022

Education

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, ensuring that young people develop in-demand skills that can be applied to the labour market for good, high-paying jobs.

Results reported by the Ministry of Education in 2021–22 include:

●

Updating the COVID-19 health and safety guidance for schools and child care centres that prioritized the health and safety of children, students and staff, and provided school boards and child care operators with resources and flexibility while accommodating regional differences in trends of public health indicators.

●

Providing school boards and child care operators with targeted COVID-19 health and safety investments including for PPE, staffing, school-focused nurses in local public health units, testing capacity, health and safety training and supports for students’ mental health and students with special education needs.

●	Improving child care. As of April 1, 2021, there were 464,538 licensed child care spaces for children 0-12 years of age, a 0.4 per cent increase over the previous year.

●	Continuing to modernize curriculum to ensure students have foundational and transferrable skills that prepare them for work and life. This includes:

●	New Grade 9 de-streamed mathematics and science courses, and a revised elementary science and technology curriculum;

●

Announcing a plan to expand First Nations, Métis and Inuit content and learning in the Grades 1-3 social studies curriculum to further strengthen mandatory learning on residential schools, and to foster greater understanding within the province’s education system of the intergenerational legacy borne by Indigenous families;

●

Expanding access to high-quality online learning courses for secondary school students through partnerships with school boards, TVO and TFO. Also, launching an online learning preview site, allowing students to make informed decisions about their course selections for the 2022–23 school year; and

●	Continuing to expand job skills programs; including expansion in the 13 Specialist High Skills Major sectors identified as having the strongest focus on technological education and the skilled trades.

Financial Statement Discussion and Analysis, 2021–2022	39

Postsecondary education

Ontario’s postsecondary system prepares students and job seekers with the high-quality education, skills and opportunities needed to get good jobs, providing Ontario’s employers with the skilled workforce and talent they need to thrive and prosper.

The Ministry of Colleges and Universities provides operating funding to publicly assisted colleges, universities and Indigenous Institutes, manages capital funding programs in the postsecondary sector and funds world-class research in Ontario universities, colleges and academic hospitals fueling the province’s economic growth.

Results reported in 2021–22 include:

●	Providing financial assistance through the Ontario Student Assistance Program (OSAP) to over 420,000 students in the 2021–22 fiscal year;

●	A 73 per cent postsecondary education attainment rate in 2021–22, which is a two percentage points increase from 71 per cent in 2020–21;

●

Through the Virtual Learning Strategy, in partnership with eCampusOntario, supporting over 400 projects to create digital content, develop online learning and teaching skills, and pilot educational technologies to support online course and program offerings; and

●

Launching Intellectual Property Ontario, a new board-governed agency that will serve as a resource for intellectual property (IP) expertise to help researchers and companies maximize the value of their IP, strengthen their capacity to grow and compete in the global market.

Children’s and social services

The Ministry of Children, Community and Social Services funds and delivers programs and services that promote thriving and inclusive communities, help the people of Ontario build independence and improve their quality of life.

Results reported in 2021–22 include:

●	Launching new Ontario Autism Program services, including caregiver mediated early years programs providing access to early years services to over 2,800 eligible families;

●	Funding 27 new anti-human trafficking projects that will protect and prevent at-risk individuals from being exploited;

●

Establishing Children at Risk of Exploitation Units in Durham Region and in the City of Toronto — a first for Ontario — and two licensed sites for specialized out-of-home care for children and youth who have been sex trafficked;

●	Reducing the spread of COVID-19 in congregate care settings through investments and protection measures to reduce transmission and prevent service disruption;

40	Financial Statement Discussion and Analysis, 2021–2022

●

Introducing an online option for families applying to the Special Services at Home and the Assistance for Children with Severe Disabilities programs — a more convenient application process for up to 11,000 families per year;

●

Expanding the Centralized Intake pilot for Ontario Works to 15 additional municipalities, including Toronto. This now supports 35 municipalities and 104 local Ontario Works offices, with time saved on more than 100,000 applications received and processed to date;

●	Funding $46 million in healing, health and wellness programs designed and delivered by and for Indigenous peoples in First Nations and in urban and rural communities;

●

Investing $60 million to increase access to rehabilitation services for children and youth with special needs — helping to serve up to 10,000 more preschool-aged children with speech and language needs, and up to 47,000 more children and youth with rehabilitation needs annually; and

●

Investing approximately $190 million in community-based agencies across Ontario to provide services and supports to women and dependents who have experienced violence or are at risk of experiencing violence, including gender-based domestic violence.

Justice

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, provision of legal services and supports to victims and vulnerable persons, as well as administering the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2021–22 include:

●

Responding to the COVID-19 pandemic with innovative digital solutions in the criminal justice system, including moving services online and expanding remote hearing technology. As well, implementing the Virtual Courts and Criminal Justice Video Strategies, Criminal Justice Digital Design, and GPS electronic monitoring for bail strategies.

●

Working to ensure safety in courtrooms by upgrading courtroom equipment to support virtual and hybrid hearings; installing plexiglass barriers and hand sanitizer stations and providing personal protective equipment; as well as developing and implementing an online jury pre-screening and check-in tool for prospective jurors to complete before their summons date. Since its launch, the tool has screened over 140,000 potential jurors.

●

Expanding digital filing to an additional 36 courthouses and dozens of other police and justice sector partners, in order that police could file criminal charges electronically, helping to speed up the criminal justice process.

●

Implementing a new Criminal Case Backlog Recovery Strategy that supports the hiring of additional Crown prosecutors and new staff to prioritize public safety, safeguard an individual’s constitutional right to a trial within a reasonable timeframe, and ensure offenders are held accountable for their crimes.

Financial Statement Discussion and Analysis, 2021–2022	41

●

Partnering with Ministry of Health and Metrolinx to implement GO-VAXX, a new, convenient mobile option for people to receive their COVID-19 vaccine, including hotspot communities as well as in malls, festivals, community hubs and events. As of March 31, 2022, more than 52,300 people had received vaccination via GO-VAXX.

●

Recognizing the need to support police with leading-edge equipment and technology to meet the complex demands of modern police operations. This includes providing the tools they need to do their jobs, improve public safety and strengthen roadside law enforcement efforts across Ontario, such as investing in the Automated Licence Plate Recognition technology to mitigate the elimination of licence plate stickers by allowing the capability of capturing vehicles of interest such as amber alerts, drivers with a suspended licence and stolen vehicles.

●

Investing in the build of a new, modern 345-bed multi-purpose correctional centre complex in Thunder Bay to support safe community reintegration and address overcrowding in correctional facilities. The investment builds on Ontario’s strategy to invest more than $500 million over five years to transform correctional services.

●

Constructing new structures at both the Thunder Bay Correctional Centre and the Kenora Jail allowed for increased access to literacy, skills development and technology programs that support safe community reintegration. This investment also helped address overcrowding in Kenora and Thunder Bay during construction of the new Thunder Bay Correctional Complex.

●	Coordinating the evacuation of approximately 3,700 First Nation community members during a challenging forest fire season, as well as piloted new hosting models in Sudbury, Peel Region and London.

●

Investing in correctional and police frontline workers, and in new measures to prevent harmful items and substances such as drugs, alcohol, weapons and cell phones from entering Ontario’s adult correctional facilities. This included investments in more tools and technology to increase detection, enhance security measures, and improve the collection, analysis and sharing of data with justice sector partners to ensure the safety of staff and individuals in custody. As well, investing in the mental health services available to the Ontario Provincial Police (OPP) and their families. Police personnel are among the professionals who are most likely to be exposed to occupational stress situations while protecting communities.

42	Financial Statement Discussion and Analysis, 2021–2022

Condition and capacity of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach. This includes a focus on asset management to ensure the delivery of high-quality public services, while efficiently managing the costs.

●

The Province compiled its first infrastructure asset inventory in 2016 as a key step in managing provincial assets more effectively. The infrastructure asset inventory is now updated annually and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets, including buildings and Ontario’s entire road and bridge network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain BPS organizations) by the Ontario government, as well as some other assets that are funded in part, but not owned or consolidated, by the government.

●

The Province uses the infrastructure asset inventory to track, monitor and report on the physical condition of assets. For example, the infrastructure asset inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

●

Ontario has expanded its infrastructure asset data to include other relevant data and analysis such as the current and projected capacity and utilization of assets. This integrated data provides a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

Financial Statement Discussion and Analysis, 2021–2022	43

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in its financial reporting. Throughout the fiscal year, the government provides regular updates on Ontario’s finances. The Annual Report and Consolidated Financial Statements, along with supplementary information, are central to demonstrating the government’s transparency and accountability in reporting its financial activities and its position at the end of the fiscal year.

Recent developments in public sector accounting standards

The Ontario government’s financial reports are prepared in accordance with the accounting standards for governments set by the Public Sector Accounting Board (PSAB) and contained in the Chartered Professional Accountants of Canada (CPA Canada) Public Sector Accounting Handbook.

As described in Note 1 to the Consolidated Financial Statements, future changes in both public-sector and private-sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in Ontario’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include concepts underlying financial performance, employee benefits, government not-for-profit strategy and annual improvements projects.

The C.D. Howe Institute Fiscal Accountability Report

Annually, the C.D. Howe Institute issues its commentary on fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness and reliability of these government financial reports, including the Public Accounts. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

The last report was released in September 2021. In the report, for the second consecutive year, Ontario had maintained its grade.

At the time of the Auditor General opinion date for the 2021–22 Public Accounts, the 2022 Fiscal Accountability Report covering the Public Accounts of Ontario 2020–2021 had not been issued.

44	Financial Statement Discussion and Analysis, 2021–2022

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2021–2022	45

46	Consolidated Financial Statements, 2021–2022

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2022, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Deficit, and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2022, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated deficit and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Other Accompanying Information

The Government of Ontario (Government) is responsible for the information in the 2021-22 Public Accounts of Ontario Annual Report.

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

Consolidated Financial Statements, 2021–2022	47

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•   Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

•   Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

48	Consolidated Financial Statements, 2021–2022

•   Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions may cause the Province of Ontario to cease to continue as a going concern.

•   Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Original signed by

Toronto, Ontario	Bonnie Lysyk, MBA, FCPA, FCA, LPA
September 12, 2022	Auditor General

Consolidated Financial Statements, 2021–2022	49

50	Consolidated Financial Statements, 2021–2022

Province of Ontario

Consolidated Statement of Operations

($ Millions)	2021–22 Budget[1]	2021–22 Actual	2020–21 Actual [2]

Revenue (Schedules 1 and 2)

Personal Income Tax	36,351	46,750	40,333

Sales Tax	27,632	30,357	26,576

Corporations Tax	14,389	25,227	17,775

Employer Health Tax	6,445	7,223	6,537

Education Property Tax	5,754	5,713	6,040

Ontario Health Premium	4,141	4,414	4,330

Gasoline and Fuel Taxes	3,235	2,973	2,584

Other Taxes	6,872	9,018	6,709

Total Taxation	104,819	131,675	110,884

Transfers from Government of Canada	27,444	30,607	33,924

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	9,758	9,688	7,790

Income from Investment in Government Business Enterprises (Schedule 9)	4,541	6,441	5,009

Other	7,450	6,651	7,286

	154,012	185,062	164,893

Expense (Schedules 3 and 4)

Health	74,868	75,730	69,470

Education[3]	32,953	31,507	32,881

Children’s and Social Services	17,911	17,076	17,435

Interest on Debt	13,130	12,558	12,274

Postsecondary Education	10,678	10,610	9,826

Justice	4,771	5,039	4,827

Other Programs	31,809	30,491	34,584

	186,120	183,011	181,297

Reserve	1,000	–	–

Annual Surplus/(Deficit)	(33,108)	2,051	(16,404)

[1]	Amounts reported as “Plan” in 2021 Budget has been reclassified. See Note 17.
[2]	2020–21 Actual Expense has been reclassified to reflect ministry and program structure on the same basis as presented in the current year to ensure comparability. See Note 17.
[3]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2021–2022	51

Province of Ontario Consolidated Statement of Financial Position

As at March 31 ($ Millions)	2022	2021

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	30,008	36,751

Debt (Note 2)	426,417	405,012

Other Long-Term Financing (Note 4)	17,989	16,850

Deferred Revenue and Capital Contributions (Note 5)	16,455	14,241

Pension and Other Employee Future Benefits (Note 6)	14,402	13,099

Other Liabilities (Note 7)	4,937	5,159
	510,208	491,112

Financial Assets

Cash and Cash Equivalents	34,200	33,485

Investments (Note 8)	26,511	28,856

Accounts Receivable (Schedule 6)	26,934	15,292

Loans Receivable (Schedule 7)	11,898	12,117

Other Assets	1,449	1,207

Investment in Government Business Enterprises (Schedule 9)	28,801	26,591
	129,793	117,548

Net Debt	(380,415)	(373,564)

Non-Financial Assets

Tangible Capital Assets (Note 9)	140,494	132,830

Prepaid Expenses and Other Non-Financial Assets (Note 16)	3,064	1,440
	143,558	134,270
Accumulated Deficit	(236,857)	(239,294)

For additional information, see Contingent Liabilities, Contingent Assets (Note  11) and Contractual Obligations, Contractual Rights (Note 12).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

52	Consolidated Financial Statements, 2021–2022

Province of Ontario

Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2021–22 Budget	2021–22 Actual	2020–21

Annual Surplus/(Deficit)	(33,108)	2,051	(16,404)

Acquisition of Tangible Capital Assets (Note 9)	(14,442)	(14,885)	(13,117)

Amortization of Tangible Capital Assets (Note 9)	7,169	7,073	6,635

Proceeds on Sale of Tangible Capital Assets	–	490	173

Gain on Sale of Tangible Capital Assets	–	(342)	(57)

Increase in Prepaid Expenses and Other Non-Financial Assets	–	(1,624)	(336)

	(7,273)	(9,288)	(6,702)

Other Comprehensive Income (Loss) from GBEs (Schedule 9)	–	144	(208)

Contribution Deficit – Ontario Power Generation (Schedule 9)	–	(2)	(4)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)	–	296	264

(Decrease)/Increase in Fair Value of Ontario Nuclear Funds (Note 10)	–	(52)	2,822

Increase in Net Debt	(40,381)	(6,851)	(20,232)

Net Debt at Beginning of Year	(399,463)	(373,564)	(353,332)

Net Debt at End of Year	(439,844)	(380,415)	(373,564)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Province of Ontario

Consolidated Statement of Change in Accumulated Deficit

For the year ended March 31 ($ Millions)	2021–22	2020–21

Accumulated Deficit at Beginning of Year	(239,294)	(225,764)

Annual Surplus/(Deficit)	2,051	(16,404)

Contribution Deficit – Ontario Power Generation (Schedule 9)	(2)	(4)

(Decrease)/Increase in Fair Value of Ontario Nuclear Funds (Note 10)	(52)	2,822

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)	296	264

Other Comprehensive Income (Loss) from GBEs (Schedule 9)	144	(208)

Accumulated Deficit at End of Year	(236,857)	(239,294)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2021–2022	53

Province of Ontario Consolidated Statement of Cash Flow

For the year ended March 31 ($ Millions)	2022	2021

Operating Transactions

Annual Surplus/(Deficit)	2,051	(16,404)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	7,073	6,635

Gain on Sale of Tangible Capital Assets	(342)	(57)

Contributed Tangible Capital Assets	(28)	(4)

Income from Investment in Government Business Enterprises (Schedule 9)	(6,441)	(5,009)

Cash Items

Increase in Accounts Receivable (Schedule 6)	(11,642)	(5,489)

Decrease/(Increase) in Loans Receivable (Schedule 7)	219	(53)

(Decrease)/Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	(6,744)	8,172

Increase in Liability for Pension and Other Employee Future Benefits (Note 6)	1,303	1,018

Decrease in Other Liabilities (Note 7)	(222)	(578)

Increase in Deferred Revenue and Capital Contributions (Note 5)	2,214	1,002

Remittances to Consolidated Revenue Fund – Redemption of Hydro One Preferred Shares (Schedule 9)	–	418

Remittances from Investment in Government Business Enterprises (Schedule 9)	4,617	2,692

Increase in Prepaid Expenses and Other Non-Financial Assets	(1,624)	(336)

Increase in Other Assets	(242)	(39)

Cash Applied to Operating Transactions	(9,808)	(8,032)

Capital Transactions

Acquisition of Tangible Capital Assets	(13,029)	(10,786)

Proceeds from Sale of Tangible Capital Assets	490	173

Cash Applied to Capital Transactions	(12,539)	(10,613)

Investing Transactions

Investments Purchased	(214,571)	(237,979)

Investments Retired	216,916	235,253

Cash Provided by/(Applied to) Investing Transactions	2,345	(2,726)

Financing Transactions

Long-Term Debt Issued	42,635	49,960

Long-Term Debt Retired	(22,672)	(18,085)

Net Change in Short-Term Debt	1,442	347

Decrease in Other Long-Term Financing (Note 4)	(688)	(449)

Cash Provided by Financing Transactions	20,717	31,773

Net Increase in Cash and Cash Equivalents	715	10,402

Cash and Cash Equivalents at Beginning of Year	33,485	23,083

Cash and Cash Equivalents at End of Year	34,200	33,485

Cash	18,585	14,746

Cash Equivalents	15,615	18,739

See accompanying Notes and Schedules to the Consolidated Financial Statements.

54	Consolidated Financial Statements, 2021–2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Consolidated Financial Statements are prepared by the government of Ontario in accordance with the accounting standards for governments recommended by the Public Sector Accounting Board (PSAB).

(b)	Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if the organizations are reasonably expected to meet and maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. In accordance with public sector accounting standards, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in Ontario’s financial statements. For those organizations that do not meet the PSAB benefit versus cost constraint standard, government transfer payments to these organizations are included as expenses in these financial statements through the accounts of the ministries responsible for them. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

(c)	Principles of Consolidation

Government organizations, including hospitals, school boards and colleges (collectively known as BPS organizations) as well as other government organizations controlled by Ontario are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses of Ontario based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province and to eliminate significant inter-organizational accounts and transactions.

Government business enterprises are defined as those government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet obligations from revenues generated outside the government reporting entity.

Consolidated Financial Statements, 2021–2022	55

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position, and their net income is shown as a separate item, Income from Investment in Government Business Enterprises on the Consolidated Statement of Operations. Less than wholly owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

(d)	Measurement Uncertainty

The preparation of financial statements requires the Ontario government to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. COVID-19 has added additional uncertainty to the measurement of many estimated amounts recorded in these statements, as described below.

Measurement uncertainty that is material to these financial statements exists in the valuation of pensions and other employee future benefits obligations; the value of tangible capital assets; the estimation of Personal Income Tax (PIT), Corporations Tax and Harmonized Sales Tax (HST) revenue accruals; the valuation of the Canada Health Transfer, Canada Social Transfer and Equalization Payment entitlements; and the estimation of liabilities for contaminated sites, solid waste landfills, land claim settlements and other liabilities.

Pension and other employee future benefits liability of $14.4 billion (2020–21, $13.1 billion), see Note 6, are subject to measurement uncertainty because actual results may differ significantly from Ontario’s best long-term estimate of expected results — for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant.

The net book value of tangible capital assets of $140.5 billion (2020–21, $132.8 billion), see Note 9, is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

PIT revenue estimate of $46.8 billion (2020–21, $40.3 billion), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Sales Tax revenues of $30.4 billion (2020–21, $26.6 billion), see Schedule 1, is also subject to uncertainty for similar reasons. The impact of COVID-19 on the provincial economy, and potential implications for tax filing and tax return processing, increases the uncertainty related to estimates of these revenues in 2021–22.

Corporations Tax revenue estimate of $25.2 billion (2020–21, $17.8 billion) is based on amounts of tax assessed to June 30, 2022. Final amounts of taxes assessed may differ significantly from these estimates. The methodology of calculating Corporations Tax is back tested and the estimate will be revised as necessary. Final amounts of taxes assessed may differ significantly from these estimates. In response to the economic impact of COVID-19 on the provincial economy, the historic level of federal and provincial funding in the form of direct taxable transfers to individuals and businesses increased the uncertainty inherent in estimating Corporations Tax in 2021-22.

56	Consolidated Financial Statements, 2021–2022

The estimation of the Canada Health Transfer of $16.7 billion (2020–21, $16.2 billion) and Canada Social Transfer of $6.0 billion (2020–21, $5.8 billion), see Schedule 1, are subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide population.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $1.8 billion (2020–21, $1.7 billion), see Note 7. The Ontario government may be responsible for cleanup costs that cannot be reasonably estimated due to several factors including: insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements), the challenges of remote locations and unique contaminations.

There is measurement uncertainty surrounding the estimation of liabilities for solid waste landfills of $0.2 billion, see Note 7. The government will not know the closure and post closure costs that will be incurred until the Ministry of the Environment, Conservation and Parks approves individual site closure plans which may not be reasonably estimated due to several factors including but not limited to the timing of costs well into the future (e.g., unknown impacts of future technological advancements) and proximity to other future environmental challenges.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable, however the actual amount of any settlement may vary from the estimate recorded.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e)	Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years. Reported amounts do not include estimates of some unreported taxes or the impact of future reassessments.

Consolidated Financial Statements, 2021–2022	57

PIT revenue for the period is accrued based on an estimate of current year tax assessments (plus late-arriving assessments/reassessments for prior years) prorated from the federal Department of Finance’s Tax Sharing Statements and an estimate for the following tax year based on the First Estimate of Payments.

The HST component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to Ontario net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates. Ontario recognizes HST revenues based on these federal estimates.

Accrued Corporations Tax revenue for the period is based on estimated corporate income tax payable gross of refundable tax credits for the year. The estimate is based on amounts of Corporations Tax assessed to June 30, 2022.

PS 3510 distinguishes between tax concessions (relief of taxes paid), which are accounted for as revenue offsets, and transfers made through the tax system (financial benefits independent of taxes paid) which are reported as expenses.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reclassified as expenses to conform to public sector accounting standards. To ensure that the reclassification is fiscally neutral, a corresponding increase is made to PIT revenue and Corporations Tax revenue. Non-refundable PIT and Corporations Tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by crediting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding creates an obligation that meets the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Other revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year that will be earned in a subsequent fiscal year are deferred and reported as liabilities (see Liabilities).

Expense

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt (including BPS debt) net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) debt servicing costs and other costs.

58	Consolidated Financial Statements, 2021–2022

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost/gain on plan amendments and other adjustments.

Other employee future benefits are recognized in the period in which the event that obligates the government occurs or in the period in which the benefits are earned by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased capital assets, machinery, as well as equipment and information technology infrastructure and systems owned by Ontario and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the Province to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include: obligations to make transfer payments to organizations and individuals; present obligations for environmental costs; solid waste landfill closure and post-closure costs; probable losses on loan guarantees issued by the government; and contingencies when it is likely that a loss will be realized, and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Deferred revenue represents unspent externally restricted receipts from the federal government or other third parties. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the federal government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

Public Private Partnership (P3) refers to Ontario using private-sector partners to procure and finance infrastructure assets. Assets procured via P3s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities in the financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans. Own debt purchased and held by Ontario is excluded from the outstanding debt presented in this note. Ontario purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system, especially in fiscal years where there are large single-day maturities.

Consolidated Financial Statements, 2021–2022	59

Debt issued in foreign currencies and hedged, is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Foreign currency-denominated debt that is not hedged, is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity. From April 1, 2022, and onwards, exchange gains and losses, in accordance with the two new standards on financial instruments and foreign currency translation, will be presented in the Statement of Financial Position as part of Re-Measurement Gains and Losses.

Derivatives are financial contracts, the value of which is derived from underlying instruments. Ontario uses derivatives for the purpose of managing risk associated with interest rate, and does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue. From April 1, 2022, and onwards, these gains and losses, in accordance with the two new standards on financial instruments and foreign currency translation, will be presented in the Statement of Financial Position as part of ReMeasurement Gains and Losses.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, including where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from what is expected, or when assumptions are revised, actuarial gains and losses may arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

Liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of employee benefits attributed to services rendered by employees and former employees, less its share of the market-related value of plan assets. The market-related values are determined in a rational and systematic manner in order to recognize market value asset gains and losses over a period of up to five years. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction or event gives rise to the government’s control of the benefit.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, net pension assets, advances and investments in GBEs.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less.

60	Consolidated Financial Statements, 2021–2022

Investments include temporary investments and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

Loans receivable are initially recorded at cost. A valuation allowance is recorded when collection of the loans receivable, or any part thereof, is considered doubtful. Loans receivable include loans to GBEs, municipalities, as well as loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest cost related to financing during construction. All tangible capital assets, except assets under construction as well as land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of Ontario’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	3 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Other Non-Financial Assets

Other non-financial assets also include prepaid expenses and personal protective equipment (PPE).

The following are not recognized in the Consolidated Statement of Financial Position:

●	Intangible assets;
●	Assets with historical or cultural value or works of art; and
●	Assets inherited by right of the Crown such as Crown lands, forests, water and mineral resources.

Consolidated Financial Statements, 2021–2022	61

(f)	Future Changes in Accounting Standards

The Province is currently in the process of assessing the impact of the upcoming new standards, and the extent of the impact of their adoption on future Consolidated Financial Statements.

PS 3280 – Asset Retirement Obligations

The new standard provides guidance on the accounting and reporting for legal obligations associated with the retirement of tangible capital assets. Ontario is in the process of assessing the impacts to its Consolidated Financial Statements, and intends to implement the new standard on a modified retractive basis without restatement, effective April 1, 2022, for the fiscal year 2022–23.

PS 1201 – Financial Statement Presentation

The new standard replaces PS 1200 – Financial Statement Presentation, is effective April 1, 2022, for the fiscal year 2022–23. It introduces a statement of remeasurement gains and losses. Requirements in PS 2601 – Foreign Currency Translation, PS 3450 – Financial Instruments, and PS 3041 – Portfolio Investments, which are required to be adopted at the same time, can give rise to the presentation of gains and losses as remeasurement gains and losses. This is explained below.

PS 3450 – Financial Instruments and PS 2601 – Foreign Currency Translation

The Public Sector Accounting Board has introduced new sections on Financial Instruments and Foreign Currency Translation that categorize items to be accounted for at either fair value, cost or amortized cost. Fair value measurement applies to derivatives and portfolio investments in equity instruments that are quoted in an active market. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized (for example, through disposition), any unrealized gains and losses arising due to changes in fair value or foreign currency (remeasurements) will be reported in the Statement of Remeasurement Gains and Losses.

However, PS 2601 includes an accounting policy election allowing all public-sector entities to recognize unrealized exchange gains and losses, including the exchange gain or loss component of changes in fair value, directly in the Statement of Operations. This irrevocable election can be made for any financial asset or liability arising from a foreign currency transaction and must be made on an instrument-by-instrument basis at its initial recognition. Ontario expects to apply the PS 2601 election on an instrument-by-instrument basis for fiscal year 2022–23 onward.

Ontario is in the process of assessing the impacts to its Consolidated Financial Statements, and intends to implement these standards effective prospectively April 1, 2022, for the fiscal year 2022–23.

PS 3041 – Portfolio Investments

The new standard replaces PS 3040 – Portfolio Investments, with revised guidance on accounting for, and presentation and disclosure of, portfolio investments. This standard is effective April 1, 2022, for the fiscal year 2022–23 with the adoption of PS 3450, PS 2601 and PS 1201. Ontario is in the process of assessing the impacts to its Consolidated Financial Statements, and intends to implement the standard propectively effective April 1, 2022, for the fiscal year 2022–23.

62	Consolidated Financial Statements, 2021–2022

PS 3400 – Revenue

The new standard provides a framework for recognizing revenue by distinguishing between revenue arising from transactions that include performance obligations, referred to as exchange transactions, and those that do not have performance obligations, referred to as non-exchange transactions. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement this standard effective April 1, 2023, for the fiscal year 2023–24.

PS 3160 – Public Private Partnerships

The new standard provides specific guidance on the accounting and reporting for public private partnerships between public and private sector entities where the public-sector entity procures infrastructure using a private-sector partner. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement this standard effective April 1, 2023, for the fiscal year 2023–24.

PSG - 8 – Purchased Intangible Assets

The new guideline provides guidance on the accounting and reporting for purchased intangible assets that are acquired through arm’s length exchange transactions between knowledgeable, willing parties that are under no compulsion to act. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement this guideline effective April 1, 2023, for the fiscal year 2023–24.

2.	Debt

Ontario borrows in both domestic and international markets. Debt issued, less any investments in Ontario’s own bonds and treasury bills, of $426.4 billion as at March 31, 2022 (2020–21, $405.0 billion), is composed mainly of bonds and debentures issued in the short-and long-term domestic and international public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $419.0 billion (2020–21, $399.9 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $14.5 billion (2020–21, $16.3 billion), less investments in Ontario bonds and treasury bills of $7.1 billion (2020–21, $11.1 billion). The following table presents the maturity schedule of Ontario’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

Consolidated Financial Statements, 2021–2022	63

Debt As at March 31 ($ Millions)					2022	2021

Currency	Canadian Dollar	U.S.Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2022					–	49,203

2023	40,343	14,338	–	–	54,681	30,589

2024	22,434	6,669	–	1,694	30,797	30,805

2025	18,790	1,445	7,076	350	27,661	27,015

2026	25,742	4,402	2,331	349	32,824	32,913

2027	14,659	7,378	–	3,334	25,371	–

1–5 years	121,968	34,232	9,407	5,727	171,334	170,525

6–10 years	81,813	10,626	6,875	723	100,037	91,935

11–15 years	19,295	–	–	664	19,959	19,480

16–20 years	37,972	–	265	–	38,237	29,101

21–25 years	43,554	–	229	–	43,783	41,767

26–50[2] years	60,165	–	–	–	60,165	63,326

Total Issued3, [4,6]	364,767	44,858	16,776	7,114	433,515	416,134

Less: Holdings of own Ontario bonds and treasury bills[5]	(7,098)	–	–	–	(7,098)	(11,122)

Total	357,669	44,858	16,776	7,114	426,417	405,012

Debt Issued for Provincial Purposes	350,264	44,858	16,776	7,114	419,012	399,872

OEFC	14,503	–	–	–	14,503	16,262

Total Issued	364,767	44,858	16,776	7,114	433,515	416,134

Less: Holdings of own Ontario bonds and treasury bills[5]	(7,098)	–	–	–	(7,098)	(11,122)

Total	357,669	44,858	16,776	7,114	426,417	405,012

Effective Interest Rates (Weighted Average)[6]

2022	3.26%	1.38%	2.16%	1.46%	2.99%	–

2021	3.28%	1.27%	2.04%	1.06%	–	3.00%

[1]	Other currencies comprise the Australian dollar, Swiss franc and UK pound sterling.
[2]	The longest term to maturity is to June 2, 2062.
[3]	Original foreign currency converted to Canadian dollar equivalent.
[4]

Total foreign currency-denominated debt as at March 31, 2022, was $68.7 billion (2020–21, $63.8 billion). Of that, $68.2 billion or 99.2 per cent (2020–21, $63.3 billion or 99.2 per cent) was fully hedged to Canadian dollars. The remaining 0.8 per cent (2020–21, 0.8 per cent) of foreign debt was unhedged as follows: $541 million (2020–21, $532 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.1 per cent (2020–21, 0.1 per cent).

[5]

As at March 31, 2022, debt issued for provincial purposes purchased and held by Ontario denominated in Canadian dollars includes long-term debt of $5.4 billion (2020–21, $7.9 billion), and short-term debt of $1.7 billion (2020–21, $3.2 billion).

[6]	The effective interest rates based on total debt range from 0 per cent to 10.8 per cent (2020–21, 0 per cent to 15.75 per cent).

64	Consolidated Financial Statements, 2021–2022

Debt As at March 31 ($ Millions)	2022	2021

Debt Payable to/of:

Public Investors	424,749	406,816

Canada Pension Plan Investment Board	8,185	8,689

Ontario Immigrant Investor Corporation[1]	0	2

School Board Trust Debt	539	561

Canada Mortgage and Housing Corporation	42	66

Total Issued	433,515	416,134

Less: Holdings of own Ontario bonds and treasury bills	(7,098)	(11,122)

Total	426,417	405,012

[1] Repayable Provincial Allocations to the federal government.

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. Most of Ontario’s debt is valued at fair value using public market quotations — where these are not available, fair value is estimated using discounted cash flows. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2022, was $427.3 billion (2020–21, $438.3 billion). The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million, and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Ontario government related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt, recorded net of the sinking fund of $352 million (2020–21, $330 million), is included in Ontario’s debt.

Consolidated Financial Statements, 2021–2022	65

3.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (derivatives).

Derivatives are financial contracts, the value of which is derived from underlying instruments. Ontario uses derivatives to hedge interest rate risk and foreign currency risk. Ontario elects to use hedge accounting for its foreign currency hedges.

Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by Ontario include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign Currency Risk

Foreign currency or exchange rate risk is the risk that foreign currency debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, Ontario uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of three per cent of Total Debt Issued for Provincial Purposes and OEFC. At March 31, 2022, the respective unhedged levels were 0.1 and 0.0 per cent (2020–21, 0.1 and 0.0 per cent). As of March 31, 2022, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss francs increasing by $7.4 million (2020–21, $7.2 million increase) and based on applicable accounting standards for 2021–22, a corresponding increase in interest on debt of $1.0 million (2020–21, $0.9 million). Total foreign exchange gains recognized in the Statement of Operations for 2021–22 were $2.3 million (2020–21, losses of $6.5 million).

Interest Rate Risk

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

66	Consolidated Financial Statements, 2021–2022

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. As at March 31, 2022, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 8.8 per cent and 4.2 per cent, respectively (2020–21, 7.9 per cent and -3.7 per cent). The full-year impact to interest on debt of a 100 basis-point change in borrowing rates was forecasted to be over $700 million for 2022–23 ($750 million for 2021–22).

Liquidity Risk

Liquidity risk is the risk that Ontario will not be able to meet its current short-term financial obligations. To reduce liquidity risk, Ontario maintains liquid reserves — that is, cash and temporary investments (Note 8) adjusted for collateral at levels that are expected to meet future cash requirements and give flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held, that can be sold or repledged, is a source of liquidity. In addition, Ontario has short-term note programs as alternative sources of liquidity.

Collateral

Ontario has entered securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, Ontario may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2022, Ontario has pledged assets in the carrying amount of $4,805 million (2020–21, $2,470 million), which would be included in Investments and/or Cash and Cash Equivalents.

Credit Risk

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which Ontario has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio measured through the replacement value of derivative contracts, as at March 31, 2022.

Credit Risk Exposure As at March 31 ($ Millions)	2022	2021

Gross Credit Risk Exposure	2,407	2,951

Less: Netting	(2,250)	(2,792)

Net Credit Risk Exposure	157	159

Less: Collateral Received	(157)	(159)

Net Credit Risk Exposure (Net of Collateral)	nil	nil

Consolidated Financial Statements, 2021–2022	67

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, Ontario enters into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that Ontario would incur if every counterparty to which it had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to Ontario after mitigation by the collateral received from counterparties.

Derivative Portfolio Notional Value

The table below presents a maturity schedule of Ontario’s derivatives, by type, outstanding as at March 31, 2022, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk.

Derivative Portfolio Notional Value and Fair Value of Derivatives As at March 31								Notional Value		Fair Value

($ Millions)								2022	2021	2022	2021

Maturity in Fiscal Year	2023	2024	2025	2026	2027	6–10 Years	Over 10 Years	Total	Total	Total	Total

Swaps:

Interest Rate[1]	18,758	11,253	6,870	6,930	9,121	22,523	6,056	81,511	81,171	(769)	(808)

Cross Currency	11,309	9,897	13,064	5,779	10,712	20,605	1,158	72,524	65,288	(3,823)	(1,941)

Forward Foreign Exchange Contracts	13,022	–	–	–	–	–	–	13,022	14,061	(221)	(181)

Total	43,089	21,150	19,934	12,709	19,833	43,128	7,214	167,057	160,520	(4,813)	(2,930)

[1]   Includes $2.5 billion (2020–21, $2.8 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $0.2 billion (2020–21, $0.8 billion) related to short-term investments held by Ontario.

68	Consolidated Financial Statements, 2021–2022

4.	Other Long-Term Financing

Other long-term financing comprises the total debt of the BPS organizations and obligations under P3 arrangements.

Other Long-Term Financing of $18.0 billion as at March 31, 2022 (2020–21, $16.9 billion), includes BPS Debt of $5.8 billion (2020–21, $5.8 billion), BPS P3 Obligations of $5.2 billion (2020–21, $5.4 billion) and Other P3 Obligations of $7.0 billion (2020–21, $5.7 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31 ($ Millions)				2022	2021

Type of Financing	BPS Debt	BPS P3 Obligations	Other P3 Obligations	Total	Total

Maturing in:

2021–22	–	–	–	–	2,234

2022–23	959	324	2,556	3,839	2,767

2023–24	360	167	1,244	1,771	1,680

2024–25	313	239	737	1,289	982

2025–26	308	164	71	543	502

2026–27	368	177	75	620	–

1–5 years	2,308	1,071	4,683	8,062	8,165

Year 6 and thereafter	3,445	4,161	2,321	9,927	8,685

Total	5,753	5,232	7,004	17,989	16,850

Interest expense on BPS debt of $334 million (2020–21, $354 million) is included in Interest on Debt. The effective interest rate for BPS debt by each arrangement ranges from 0 per cent to 7.49 per cent (2020–21, 0 per cent to 8.00 per cent).

Consolidated Financial Statements, 2021–2022	69

5.	Deferred Revenue and Capital Contributions

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. Ontario received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2022	2021

Deferred Revenue:

Hospitals, school boards and colleges	4,288	3,128

Vehicle and Driver Licences[1]	546	957

Teranet Inc.	800	818

Other	1,733	768

Total Deferred Revenue	7,367	5,671

Deferred Capital Contributions	9,088	8,570

Total	16,455	14,241

1 In March 2022, the Ontario government announced the elimination of the licence plate renewal fees and stickers on privately owned passenger vehicles. The 2021–22 Vehicle and Driver Licences reflects a reduction in deferred revenue of $493 million due to the refunds made to eligible individual owners of vehicles for any licence plate renewal fees paid since March 2020.

70	Consolidated Financial Statements, 2021–2022

6.	Pensions and Other Employee Future Benefits

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and the Provincial Judges’ Pension Plan (PJPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). In addition to the provincially sponsored plans, the Province also reports in its financial statements pension benefits for employees in the hospital and colleges sectors, which are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP), respectively.

As permitted under Canadian public sector accounting standards, Ontario elects to use an earlier pension measurement date, December 31, in preparing the consolidated financial statements as at March 31, as long as no significant changes relevant to the valuation of the plans occurs between these two dates. The Province has applied this reporting practice consistently. PJPP previously used a pension measurement date of March 31, which subsequently changed to December 31 in 2021–22.

Pensions and Other Employee Future Benefits Liability (Asset)

As at March 31 ($ Millions)	2022	2021	2022	2021	2022	2021

	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total

Obligation for benefits	171,089	162,668	13,406	13,473	184,495	176,141

Less: plan fund assets	(209,275)	(194,558)	(701)	(598)	(209,976)	(195,156)

(Excess)/Deficiency of assets over obligations[1,2]	(38,186)	(31,890)	12,705	12,875	(25,481)	(19,015)

Unamortized actuarial gains (losses)	14,430	10,604	(287)	(1,691)	14,143	8,913

Accrued liability (asset)	(23,756)	(21,286)	12,418	11,184	(11,338)	(10,102)

Valuation allowance[3]	25,740	23,201	–	–	25,740	23,201

Total Liability	1,984	1,915	12,418	11,184	14,402	13,099

1 This amount comprises $41,048 million (2020–21, $35,515 million) pertaining to pension plans with excess assets over obligations; and $2,862 million (2020-21, $3,625 million) pertaining to pension plans with excess obligations over assets.

2 All other employee future benefits have excess obligations over assets.

3 The valuation allowance is related to the net pension assets for the OTPP, OPSEUPP, HOOPP and CAATPP.

Consolidated Financial Statements, 2021–2022	71

Pensions and Other Employee Future Benefits Expense

For the year ended March 31 ($ Millions)	2022[1]	2022	2022	20212

	Pensions	Other Employee Future Benefits	Total	Total

Cost of benefits	4,880	1,893	6,773	5,979

Amortization of actuarial (gains) losses	(999)	147	(852)	(1,057)

Cost on plan amendment or curtailment	395	377	772	–

Recognition of unamortized experience gains	(395)	–	(395)	–

Employee and other employers’ contributions	(407)	–	(407)	(471)

Interest (income) expense	(1,786)	211	(1,575)	(1,655)

Change in valuation allowance[3]	2,540	–	2,540	2,782

Total	4,228	2,628	6,856	5,578

[1]	All 2021–22 figures reflect amounts measured from January 1, 2021 to December 31, 2021, except for PJPP which was measured from April 1, 2021 to December 31, 2021.
[2]	The 2020–21 figures for PJPP were measured from January 1, 2020, the date PJPP was established by regulation, to March 31, 2021.
[3]	The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions and Other Employee Future Benefits Expense by Plan and by Type

For the year ended March 31 ($ Millions)	2022	2021

Ontario Teachers’ Pension Plan[1]	1,610	1,607

Public Service Pension Plan[2]	740	463

Ontario Public Service Employees Union Pension Plan[2]	235	229

Healthcare of Ontario Pension Plan[3]	1,296	1,252

Colleges of Applied Arts and Technology Pension Plan[4]	255	246

Provincial Judges’ Pension Plan[2,5]	92	50

Total Pensions	4,228	3,847

Other employee future benefits – Retirement benefits[2]	2,628	1,731

Total Pensions and Other Employee Future Benefits[6]	6,856	5,578

[1]	The OTPP expense is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4.
[2]

The PSPP, OPSEUPP and PJPP Pension expense and Other Employee Future Benefits — Retirement Benefits expense for Ontario Public Services employees are included in the Other expense in the Consolidated Statement of Operations and are classified under Employee and Pensioner Benefits in Schedule 4.

[3]	The HOOPP pension expense is included in the Health expense in the Consolidated Statement of Operations.
[4]	The CAATPP pension expense is included in the Postsecondary Education expense in the Consolidated Statement of Operations
[5]	The 2021–22 figures for PJPP were measured from April 1, 2021 to December 31, 2021. The 2020–21 figures for PJPP were measured from January 1, 2020 to March 31, 2021.
[6]	Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3.

72	Consolidated Financial Statements, 2021–2022

Pensions

PSPP, OPSEUPP, and OTPP are contributory defined benefit plans that provide Ontario government employees as well as elementary and secondary school teachers, and administrators, with a defined amount of retirement income based on a formula. The formula takes into account a member’s best five-year average salary and length of service. The retirement benefits are indexed to changes in the Consumer Price Index to provide protection against inflation. The plan benefits are financed by contributions from plan members and the Province, as well as investment earnings. Plan members normally contribute 8 to 12 per cent of their salaries to these plans. The Province either matches these contributions or makes contributions based on actuarial reports depending on the funding structure of each plan. The obligations for benefits and plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by Ontario.

The PJPP is comprised of a funded registered defined benefit pension plan and an unfunded supplemental defined benefit pension plan, as well as a partially funded retirement compensation arrangement (RCA), for eligible judges whose pension benefits under the PJPP registered plan are limited by the federal Income Tax Act or federal Tax Regulations. PJPP provides eligible judges with a defined amount of retirement income based on a formula that takes into account an amount equal to two per cent of the judge’s average salary for their final three years of service. Plan members normally contribute seven per cent of their salary to this plan. Starting from 2020–21, the PJPP pension liability and expense are reported in this note with an initial measurement date of March 31, which subsequently changed to December 31 from 2021–22.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan (PSSBP) and the Ontario Teachers’ Retirement Compensation Arrangement. The existing PSSBP is converted to an RCA, effective January 1, 2022, which provides additional pension benefits to members whose contribution and benefits under PSPP are limited by the federal Income Tax Act. The Ontario Pension Board acts as administrator of the RCA, trustee of the RCA assets and oversees the investments of the RCA Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula. Like the plans that are sponsored by the government, the formula takes into account a member’s best five-year average salary and length of service in the plan. The plan benefits are financed by contributions from participating members and employers and by investment earnings. Ontario records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write-down the net asset position in these plans, if any. The Province has applied a full valuation against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

Consolidated Financial Statements, 2021–2022	73

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP	PJPP[1]

Province’s Best Estimates as of December 31, 2021

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	1.80%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	2.80%

Discount rate and expected rate of return on pension assets	5.50%	5.50%	5.50%	5.50%	5.50%	2.60%

Actual return on pension assets	10.97%	9.12%	15.10%	10.86%	17.85%	-0.31%

Accounting Actuarial Valuation as of December 31, 2021

Market value of pension fund assets[2,3] ($ millions)	117,598	33,959	12,278	56,511	8,587	447

Market-related value of assets[2] ($ millions)	107,513	32,097	11,032	50,697	7,476	460

Employer contributions[4] ($ millions)	1,604	714	267	1,325	289	61

Employee contributions[5] ($ millions)	1,642	432	272	1,087	297	5

Benefit payments[2] (including transfers to other plans) ($ millions)	3,384	1,643	535	1,778	316	48

Number of active members (approximately)	182,000	45,251	47,099	264,000	44,042	293

Average age of active members	44.8	45.3	44.3	43.0	47.6	57.8

Expected remaining service life of the employees (years)	14.5	20.5	11.9	13.2	13.1	11.1

Number of pensioners including survivors (approximately)	151,000	40,521	41,363	123,000	22,691	340

Province’s Best Estimates as of December 31, 2020

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	1.70%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	2.70%

Discount rate and expected rate of return on pension assets	5.50%	5.50%	5.50%	5.50%	5.50%	2.60%

Actual return on pension assets	8.47%	6.90%	8.70%	11.02%	9.49%	0.32%

Accounting Actuarial Valuation as of December 31, 2020

Market value of pension fund assets[2] ($ millions)	107,655	31,000	10,917	51,359	7,312	440

Market-related value of assets[2] ($ millions)	100,810	29,873	10,368	46,314	6,746	448

Employer contributions[4] ($ millions)	1,602	683	256	1,286	254	61

Employee contributions[5] ($ millions)	1,585	423	262	1,055	264	6

Benefit payments[2] (including transfers to other plans) ($ millions)	3,277	1,545	502	1,557	285	54

Number of active members (approximately)	183,000	44,000	45,947	251,000	32,060	300

Average age of active members	44.8	45.0	44.8	43.0	47.4	58

Expected remaining service life of the employees (years)	14.6	10.7	11.6	13.0	12.9	10.8

Number of pensioners including survivors (approximately)	148,000	40,129	40,197	117,000	21,759	310

[1]  All 2021–22 figures and assumptions shown for PJPP reflects amounts measured as at December 31, 2021. For the 2020–21 comparative year, the amounts for PJPP were measured as at March 31, 2021.

[2]  Reflects the Ontario government’s share, which excludes organizations not consolidated by Ontario. Government’s share of the risks and benefits under OTPP is 49.0 per cent (2020–21, 49.0 per cent), under PSPP is 100 per cent (2020–21, 100 per cent), under OPSEUPP is 47.4 per cent (2020–21, 47.4 per cent), under HOOPP is 49.4 per cent (2020–21, 49.4 per cent), under CAATPP is 47.0 per cent (2020–21, 47.0 per cent), and under PJPP is 100 per cent (2020–21, 100 per cent).

[3]  As at December 31, 2021, the pension fund assets includes $24,155 million bonds and securities issued by the Ontario government.

[4]  Employer contributions paid during Ontario’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP, and excludes other employers’ contributions to OTPP. PSPP employer contributions includes special payments of $264 million (2020–21, $283 million).

[5]  Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.

74	Consolidated Financial Statements, 2021–2022

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain PSPP members and OPSEUPP members who had not accrued the minimum eligibility requirement of 10 years of pension service before January 1, 2017, are required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum 10 years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $9.0 billion as at March 31, 2022 (2020–21, $8.4 billion), is included in the Other Employee Future Benefits Liability. The expense for 2021–22 of $949 million (2020–21, $509 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2021–22 is 2.95 per cent (2020–21, 2.35 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2021–22 ranges from 1.10 per cent to 5.00 per cent (2020–21, 1.3 per cent to 4.6 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, Ontario provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

The total post-employment benefits liability of $3.4 billion as at March 31, 2022 (2020–21, $2.8 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $1.7 billion in 2021–22 (2020–21, $1.2 billion) is included in the Other Employee Future Benefits Expense.

Consolidated Financial Statements, 2021–2022	75

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2021–22 is 2.50 per cent (2020–21, 1.75 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2021–22 ranges from 1.60 per cent to 4.98 per cent (2020–21, 1.3 per cent to 6.0 per cent).

7. Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2022	2021

Liabilities for Contaminated Sites	1,848	1,694

Other Pension Liabilities	170	641

Other Funds and Liabilities	2,919	2,824

Total	4,937	5,159

Liabilities for Contaminated Sites

Ontario reports environmental liabilities related to the management and remediation of contaminated sites where it is obligated or likely obligated to incur such costs. A contaminated sites liability of $1.8 billion (2020–21, $1.7 billion) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

Ontario’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to Ontario’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Public Service, the Justice of the Peace, the Deputy Ministers’, OPSEU and the Associate Judges Supplemental Pension Plan (previously known as Case Management Master Supplementary Benefit).

Other Funds and Liabilities

Other Funds and Liabilities include externally restricted funds and other long-term liabilities.

Other long-term liabilities include Solid Waste Landfill Closure and Post Closure Liability of $216.8 million.

76	Consolidated Financial Statements, 2021–2022

Pursuant to the Ontario Environmental Protection Act, the Province is required to fund the closure of its 702 landfill sites and provide for post-closure care of the facilities. Closure and post-closure activities include the final cover, landscaping, as well as surface and ground water monitoring, leachate control and visual inspection. The requirements are provided over the estimated remaining life of the landfill site based on usage. Total reported liability for these closure costs was $216.8 million, and a total additional amount to be recognized of $103.9 million for those sites still operating. Ontario’s estimate is based on assumptions that the capacity is 50 per cent for sites still accepting waste if currently unknown, and that the remaining average life is 18 years and the remaining average length of time needed for post-closure monitoring is 16 years for those landfills currently not accepting waste.

Ontario’s liability for solid waste landfills will be transitioning to the new Asset Retirement obligation standard in fiscal year 2022–23.

8.	Investments

Investments As at March 31 ($ Millions)	2022	2021

Temporary Investments	16,562	21,165

Add: Assets Purchased under Resale Agreements	8,299	4,828

Less: Assets Sold under Repurchase Agreements	(2,419)	(298)

Total Temporary Investments	22,442	25,695

Other Investments	4,069	3,161

Total Investments	26,511	28,856

Temporary Investments

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2022, is $22.3 billion (2020–21, $25.6 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where Ontario purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where Ontario sells and subsequently repurchases a security at a specified price on a specified date.

Other Investments

Other investments represent the investments held by BPS and other government organizations. These investments mainly consist of fixed-income securities, such as Guaranteed Investment Certificates, Government of Canada Bonds, other bonds and Pooled Portfolio Investments (i.e., Mutual Funds).

Consolidated Financial Statements, 2021–2022	77

9.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)

	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2022	2021

Cost

Opening Balance	18,672	98,430	48,462	14,901	10,287	11,986	202,738	191,272

Additions	1,526	5,277	4,652	1,108	1,187	1,135	14,885	13,117

Disposals	93	123	16	182	427	94	935	1,651

Closing Balance	20,105	103,584	53,098	15,827	11,047	13,027	216,688	202,738

Accumulated Amortization

Opening Balance	–	35,950	13,526	11,445	5,998	2,989	69,908	64,808

Additions	–	3,068	1,808	858	968	371	7,073	6,635

Disposals	–	114	6	175	421	71	787	1,535

Closing Balance	–	38,904	15,328	12,128	6,545	3,289	76,194	69,908

Net Book Value

2022	20,105	64,680	37,770	3,699	4,502	9,738	140,494	–

2021	18,672	62,480	34,936	3,456	4,289	8,997	–	132,830

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, as well as land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mostly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

78	Consolidated Financial Statements, 2021–2022

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2022, is $28.3 billion (2020–21, $23.6 billion). Capitalized interest for the fiscal year 2021–22 is $321 million (2020–21, $230 million). The cost of tangible capital assets under capital leases is $811 million (2020–21, $761 million), and their accumulated amortization is $363 million (2020–21, $325 million).

Amortization expense for the fiscal year 2021–22 totalled $7.1 billion (2020–21, $6.6 billion).

10.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Ontario government to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in Ontario’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized losses in 2021–22 of $52 million (2020–21, unrealized gains $2,822 million) that resulted in a decrease in Investment in Government Business Enterprises and a corresponding increase in Net Debt and Accumulated Deficit.

Consolidated Financial Statements, 2021–2022	79

11.a. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the government as at March 31, 2022, was $3.2 billion (2020–21, $2.3 billion). The outstanding loans guaranteed amounted to $0.7 billion as at March 31, 2022 (2020–21, $1.0 billion). A provision of $1.8 million (2020–21, $1.7 million), based on an estimate of the likely loss arising from guarantees mostly under the Student Support Programs, has been reflected in these financial statements.

Loan Guarantees For the year ended March 31 ($ Millions)	2022		2021

	Maximum Guarantee Authorized	Guaranteed Loans Outstanding	Maximum Guarantee Authorized	Guaranteed Loans Outstanding

Ministries

Agriculture, Food and Rural Affairs	114.0	44.9	114.0	39.3

Finance	1,000.9	156.6	650.9	149.0

Labour, Training and Skills Development	900.0	–	900.0	210.0

Colleges and Universities	6.0	6.0	6.5	6.5

	2,020.9	207.5	1,671.4	404.8

Consolidated entities

Ontario Power Generation Inc.	35.0	–	4.0	1.0

Hydro One Limited[1]	329.0	329.0	322.0	322.0

	364.0	329.0	326.0	323.0

Hospitals, school boards and colleges	794.5	181.9	347.9	226.3

Total	3,179.4	718.4	2,345.3	954.1

  1  In 2020-21, Hydro One Limited’s loan guarantees were reported as $681M, representing 100% of the outstanding amount, which have been restated to $322M, representing 47.24% of the provincial ownership.

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), Ontario is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the government guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, Ontario is entitled to the excess.

An agreement between the Canadian Nuclear Safety Commission (CNSC), the Province and OPG gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA.

80	Consolidated Financial Statements, 2021–2022

Claims Against the Crown

There are claims outstanding against the Crown, of which 75 (2020–21, 74) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to Ontario, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to the Ministry Statements and Schedules, “Claims Against the Crown.”

Canadian Blood Services

The provincial and territorial governments of Canada are parties to a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSE), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSE for its pro rata share of any payments that CBSE becomes obliged to make under an excess comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $700 million which may cover settlements, judgments and defense costs. The policy is in excess of, and secondary to, a $300 million comprehensive insurance policy underwritten by CBS Insurance Company Limited. Given current population ratios, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $350 million. Ontario is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Contaminated Sites

Ontario has identified a total of 141 sites (2020–21, 144 sites) where they may be responsible for any resulting clean-up costs. However, a liability has not been recorded for these sites at the financial reporting date because it is unclear if the government is responsible for those sites or the amounts of the liabilities cannot be estimated. Of these sites, there are 90 sites (2020–21, 93 sites) whereby it is indeterminable whether the government is responsible resulting in a potential liability of $393 million (2020–21, $400 million).

Tax Assessments

The Province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, for tax years prior to 2008 the Canada Revenue Agency (CRA) is responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections administered by the CRA. The cost to Ontario cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment or other compensation. Currently, 66 land claims (2020–21, 67 land claims) are under negotiation, accepted for negotiation or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

Consolidated Financial Statements, 2021–2022	81

Credit Union Deposit Insurance

In the event that the credit unions have insufficient funds, the government can provide financing. In accordance with the Credit Unions and Caisses Populaires Act, 2020, the Financial Services Regulatory Authority of Ontario (FSRA) administers the Deposit Insurance Reserve Fund (DIRF) which provides deposit protection coverage to eligible credit union depositors and also provides financial support to credit unions. Credit unions have advertised that depositors are covered up to $250,000 of eligible deposits plus all insurable deposits in registered accounts with each member credit union. As of March 31, 2022, FSRA had a credit facility agreement with the Ontario Financing Authority for the purposes of mitigating any potential liquidity risk in the Ontario credit union sector, including situations where one or more credit unions may require financial support beyond the support available from the DIRF. The agreement includes a non-revolving facility with a maximum principal amount of $2.0 billion that would accrue interest at the three-month Ontario Treasury Bill Rate plus 0.782 per cent. No amounts have been drawn under this facility as at March 31, 2022 (March 31, 2021, $NIL).

Other contingencies for this year are $0.1 billion (2020–21, $0.1 billion) including items such as letters of credits and lines of credit for consolidated entities.

b. Contingent Assets

Ontario has brought a claim against a number of companies in the tobacco industry pursuant to the Tobacco Damages and Health Care Costs Recovery Act, 2009. The action is in the pre-trial stage; however, it is currently stayed as a result of the tobacco companies’ insolvency proceedings under the Companies’ Creditors Arrangement Act (CCAA). The amount of any potential payment to Ontario is not estimable at this time.

12.a. Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2022	2021	2023	2024	2025	2026	2027	2028 and thereafter

Transfer Payments	24,506	20,571	5,901	1,603	1,736	1,766	1,226	12,274

Public Private Partnership (P3) Contracts[1]	29,554	27,715	3,383	3,109	1,843	1,544	919	18,756

Ontario Power Generation	1,686	1,306	506	414	169	104	101	392

Leases	4,684	5,211	752	663	557	423	317	1,972

Construction Contracts	7,599	21,227	3,194	1,453	760	511	238	1,443

Other	16,870	7,006	9,250	1,964	1,088	495	1,577	2,496
Total Contractual Obligations	84,899	83,036	22,986	9,206	6,153	4,843	4,378	37,333

[1] Majority of 2022 P3 contracts relate to Metrolinx (50 per cent) and Hospitals (25 per cent) projects.

Ontario has entered a number of multiple-year P3 contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

82	Consolidated Financial Statements, 2021–2022

b. Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2022	2021	2023	2024	2025	2026	2027	2028 and thereafter

Transfer Payments	3,805	4,166	632	633	629	619	608	684

Royalties/Licenses	33	52	33	–	–	–	–	–

Leases	954	951	72	67	63	62	51	639

Construction Contracts	358	241	72	55	86	49	30	66

Other	47	8	41	–	–	–	–	6

Total Contractual Rights	5,197	5,418	850	755	778	730	689	1,395

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front (see Note 5). As part of the new agreement, Teranet has agreed to pay Ontario annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. Ontario recognized $33 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2021–22 (2020–21, $28 million). Royalty payments for 2024, and thereafter, could not be estimated as they are based on percentages of various eligible Teranet revenues such as value added product revenue, registration revenue and ancillary revenue.

Contractual rights are certain in nature, and they will become assets in the future when the terms of the contracts are met.

13.	Trust Funds Under Administration

The following trust funds under administration are not included in Ontario’s Consolidated Financial Statements.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Office of the Public Guardian and Trustee for Ontario delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

The Motor Vehicle Accident Claims Fund operates under the authority of the Motor Vehicle Accident Claims Act. The Act provides compensation for eligible losses occasioned by unidentified and uninsured motor vehicles.

The Pension Benefits Guarantee Fund (PBGF) provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single employer defined benefit pension plans in the event of plan sponsor insolvency. The PBGF is governed by the Pension Benefits Act and its Regulation and is administered by the Chief Executive Officer of the Financial Services Regulatory Authority of Ontario (FSRA) as of June 8, 2019. Prior to June 8, 2019, the PBGF was administered by the Superintendent of the Financial Services Commission of Ontario.

Consolidated Financial Statements, 2021–2022	83

The net liabilities assumed by FSRA on June 8, 2019, have been recognized at book value and adjusted to comply with public sector accounting standards where required.

Summary financial information from the most recent financial statements of trust funds under administration is provided below. The financial statements of the WSIB and the OPGT have been prepared in accordance with IFRS.

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2021	2020

Assets	40,532	40,837

Liabilities	32,517	34,011

Net Assets	8,015	6,826

Fund balance attributable to WSIB stakeholders	7,261	4,324

Other Trust Funds As at March 31 ($ Millions)			2022	2021

	Assets	Liabilities	Fund Balance (Unfunded Liability)	Fund Balance (Unfunded Liability)

The Public Guardian and Trustee for the Province of Ontario	2,684	112	2,572	2,353

Motor Vehicle Accident Claims Fund	97	219	(122)	(118)

Pension Benefits Guarantee Fund	1,235	155	1,080	1,030

Deposit Insurance Reserve Fund[1]	–	–	–	365

[1]

The Deposit Insurance Reserve Fund (DIRF) provides protection for depositors of Ontario credit unions and caisses populaires from the loss of their insurable deposits. In 2021-22, DIRF is consolidated into FSRA and included in the Consolidated Fianncial Statements of the Province of Ontario.

Unfunded liabilities of trusts under administration are not included in Ontario’s Consolidated Financial Statements as it is intended that they will be discharged by external parties.

14.	Related Party Disclosures and Inter-entity Transactions

The province of Ontario enters transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

84	Consolidated Financial Statements, 2021–2022

Related party transactions can also include transactions with entities outside the reporting entity where a member of Ontario’s key management personnel, or their spouse or dependent, is key management personnel of the counterparty to a transaction with Ontario. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. Ontario’s key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers, associate ministers and deputy ministers for the purpose of this reporting.

Ontario has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2021–22 there were no transactions between related parties which occurred at a value materially different from that which would have been arrived at if the parties were unrelated.

15.	Subsequent Events

iGaming Ontario

As of April 4, 2022, private gaming operators that have registered with the Alcohol and Gaming Commission of Ontario and have executed operating agreements with iGaming Ontario, a subsidiary of the Alcohol and Gaming Commission of Ontario, began offering their games to players in Ontario. Companies will operate gaming sites in the market as agents of the Province in accordance with these agreements.

Financial Services Regulatory Authority of Ontario

On April 20, 2022, Pace Savings & Credit Union Limited (PACE), as vendor, FSRA, in its capacity as administrator of PACE, and Alterna Savings and Credit Union Limited (Alterna) as purchaser, entered into a purchase and assumption (P&A) transaction agreement for Alterna to acquire most of the assets and liabilities of PACE. The P&A transaction closed on June 30, 2022.

Under the P&A agreement, certain assets and liabilities are excluded from the P&A transaction (the Excluded Items) and will remain with PACE. The Deposit Insurance Reserve Fund (DIRF) continues to be exposed to obligations arising in respect of the Excluded Items, including the claims of any senior creditors of PACE, to the extent PACE has insufficient resources to pay its senior creditors. In addition, FSRA provided a guarantee, limited to the assets of DIRF, to Alterna in which it guarantees certain payment obligations of PACE under the P&A agreement and other related agreements.

On April 28, 2021, FSRA as the administrator of the DIRF had entered into a secured credit agreement with PACE to support PACE’s continued operations. The credit agreement provided PACE with a $500 million revolving secured loan facility. All advances made have been fully repaid when the P&A transaction closed. The facility matures on December 31, 2022.

Consolidated Financial Statements, 2021–2022	85

16.	Non-Financial Assets: Personal Protective Equipment and COVID-19 Vaccine

Personal Protective Equipment

Personal protective equipment (PPE) includes medical equipment and supplies, masks, face shields, face coverings, gloves, ventilators, beds, swabs, protective gowns, etc, as well as other supplies including cleaning supplies. PPE included in-kind transfers from the Government of Canada and provincially procured PPE.

Beginning in 2021–22, provincial ministries are recording PPE inventories as part of other non-financial assets (refer to Note 1(e)). As at March 31, 2022, $1,508 million of PPE are available for future distribution and are recorded as Other Non-Financial Assets under the Consolidated Statement of Financial Position.

Personal Protective Equipment Inventory As at March 31 ($ Millions)	2022
PPE Available for Distribution at Beginning of Year	1,046

PPE Purchased	1,018

PPE Received from the Government of Canada	936

PPE Distributed	(1,426)

PPE Written Off due to Obsolescence, Expiration or Damage	(66)

PPE Available for Distribution at End of Year	1,508

Vaccines

Ontario’s vaccination plan is led by the government’s COVID-19 Vaccine Distribution Task Force and is based on the government’s Ethical Framework for COVID-19 Vaccine Distribution. The COVID-19 vaccines are procured by the Government of Canada. Ontario received vaccines in-kind or at no cost from the Government of Canada for distribution across the province. No amounts have been recorded for the COVID-19 vaccines because the fair value of these vaccines received from the Government of Canada cannot be reasonably determined. Due to confidentiality clauses embedded in contracts between the Government of Canada and the various COVID-19 vaccine manufacturers, information related to the price per dose of vaccines could not be disclosed.

As of March 31, 2022, 4,270,744 doses of vaccines were available to be administered and held by local Public Health Units, hospitals and pharmacies across the province.

COVID-19 Vaccines Available to be Administered As at March 31	2022	2021
Vaccines Available to be Administered at Beginning of Year	611,319	–

Vaccines transferred from the Government of Canada	33,518,796	2,825,795

Vaccines administered	(29,859,371)	(2,214,476)

Vaccines Available to be Administered at End of Year	4,270,744	611,319

86	Consolidated Financial Statements, 2021–2022

17.a. Reclassification

Sector Reclassification

All presentations of results by sector for the 2021 Budget and the prior year comparatives have been reclassified to be reflected on the same basis as that used to report the current year actual.

Sector Reclassification of 2021–22 Budget ($ Millions)

	2021–22 Budget	Reclassifications	Reclassified 2021–22 Budget

Health[1]	74,926	(58)	74,868

Education	32,953	–	32,953

Children’s and Social Services	17,911	–	17,911

Interest on Debt	13,130	–	13,130

Postsecondary Education	10,678	–	10,678

Justice	4,771	–	4,771

Other Programs[1]	31,751	58	31,809

Total Expense	186,120	–	186,120

[1] Transfers of domestic production of personal protective equipment from the Health sector to Other Programs sector.

Sector Reclassification of 2020–21 Actual ($ Millions)

	2020–21 Reported	Ministry Program Transfer Changes	2020–21 Reclassified

Health	5,129	–	5,129

Education	2,499	–	2,499

Children’s and Social Services	828	(1)	827

Postsecondary Education	3,446	–	3,446

Justice	1,127	–	1,127

Other Programs	151,864	1	151,865

Total Revenue	164,893	–	164,893

Health	69,478	(8)	69,470

Education	32,885	(4)	32,881

Children’s and Social Services	17,469	(34)	17,435

Interest on Debt	12,274	–	12,274

Postsecondary Education	9,827	(1)	9,826

Justice	4,855	(28)	4,827

Other Programs	34,509	75	34,584

Total Expense	181,297	–	181,297

Consolidated Financial Statements, 2021–2022	87

b. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2021–22 presentation.

88	Consolidated Financial Statements, 2021–2022

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2021–2022	89

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2021–22 Budget	2021–22 Actual	2020–21 Actual

Taxation

Personal Income Tax	36,351	46,750	40,333

Sales Tax	27,632	30,357	26,576

Corporations Tax	14,389	25,227	17,775

Employer Health Tax	6,445	7,223	6,537

Land Transfer Tax	3,890	5,827	3,698

Education Property Tax	5,754	5,713	6,040

Ontario Health Premium	4,141	4,414	4,330

Gasoline Tax	2,421	2,202	1,898

Tobacco Tax	1,060	927	1,099

Fuel Tax	814	771	686

Beer, Wine and Spirits Tax	618	624	624

Electricity Payments-In-Lieu of Taxes	454	666	563

Ontario Portion of the Federal Cannabis Excise Duty	245	215	106

Other Taxes	605	759	619

	104,819	131,675	110,884

Transfers from Government of Canada

Canada Health Transfer	16,737	16,731	16,206

Canada Social Transfer	6,005	6,003	5,815

Labour Market Development Agreement	762	768	741

Workforce Development Agreement	554	708	582

Home Care and Mental Health	581	581	485

Infrastructure Programs	1,086	562	769

Direct Transfers to Hospitals, School Boards and Colleges	424	439	459

Indian Welfare Services Agreement	265	333	318

Social Housing	299	305	338

Early Learning and Childcare	147	219	154

Bilingualism Development	109	121	116

Legal Aid – Criminal	67	93	86

Youth Criminal Justice	52	67	53

Safe Restart Framework	–	–	5,095

COVID-19 Essential Workers Support Fund	–	–	1,129

Safe Return to Class Fund	–	–	763

Other	356	3,677	815

	27,444	30,607	33,924

90	Consolidated Financial Statements, 2021–2022

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2021–22 Budget	2021–22 Actual	2020–21 Actual
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	9,758	9,688	7,790

Income from Investment in Government Business Enterprises (Schedule 9)	4,541	6,441	5,009

Other

Sales and Rentals	1,402	1,046	680

Other Fees and Licences	973	952	794

Royalties	284	468	359

Independent Electricity System Operator Revenue	235	222	223

Local Services Realignment	144	149	143

Power Supply Contract Recoveries	102	67	116

Vehicle and Driver Registration Fees[1]	2,096	33	1,952

Net Reduction of Power Purchase Contracts	5	5	28

Miscellaneous	2,209	3,709	2,991

	7,450	6,651	7,286

Total Revenue	154,012	185,062	164,893

[1]  In March 2022, the Ontario government announced the elimination of the licence plate renewal fees and stickers on privately owned passenger vehicles. The 2021–22 actual Vehicle and Driver Registration Fees reflects a reduction in revenue of $1,841 million due to the refunds made to eligible individual owners of vehicles for any licence plate renewal fees paid since March 2020.

Consolidated Financial Statements, 2021–2022	91

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1]		Education[2]		Children’s and Social Services[3]		Postsecondary Education[4]

For the year ended March 31 ($ Millions)	2022	2021	2022	2021	2022	2021	2022	2021

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	2,352	1,351	335	1,225	466	428	173	192

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	4,412	3,510	1,239	1,113	–	–	4,037	3,167

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Other (Schedule 1)	275	268	149	161	173	399	80	87

Total	7,039	5,129	1,723	2,499	639	827	4,290	3,446

[1]	Includes the activities of the Ministries of Health and Long-Term Care.
[2]	Includes the activities of the Ministry of Education.
[3]	Includes the activities of the Ministry of Children, Community and Social Services.
[4]	Includes the activities of the Ministry of Colleges and Universities.

92	Consolidated Financial Statements, 2021–2022

Sectors	Justice[5]		Other[6]		Total

For the year ended March 31 ($ Millions)	2022	2021	2022	2021	2022	2021

Revenue

Taxation (Schedule 1)	–	–	131,675	110,884	131,675	110,884

Transfers from Government of Canada (Schedule 1)	174	146	27,107	30,582	30,607	33,924

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	–	–	–	–	9,688	7,790

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	6,441	5,009	6,441	5,009

Other (Schedule 1)	812	981	5,162	5,390	6,651	7,286

Total	986	1,127	170,385	151,865	185,062	164,893

[5]  Includes the activities of the Ministries of the Attorney General and the Solicitor General.

[6]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy, Northern Development and Mines; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour, Training and Skills Development; Municipal Affairs and Housing; Natural Resources and Forestry; Seniors and Accessibility; Heritage, Sport, Tourism and Culture Industries; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

Consolidated Financial Statements, 2021–2022	93

Province of Ontario Schedule 3: Expense by Sector[1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education[5]

For the year ended March 31 ($ Millions)	2022	2021	2022	2021	2022	2021	2022	2021

Expense

Transfer Payments[9]	33,682	29,611	2,361	3,905	16,242	16,461	4,891	4,853

Salaries and Wages	19,580	18,770	18,914	19,023	483	470	2,690	2,502

Interest on Debt	–	–	–	–	–	–	–	–

Services	6,386	5,701	1,782	1,671	129	128	1,381	946

Supplies and Equipment	8,025	7,823	1,814	1,769	12	6	291	268

Employee Benefits	3,370	3,057	3,092	3,017	80	77	329	304

Amortization of Tangible Capital Assets	2,068	1,934	1,568	1,503	39	40	380	373

Pensions and Other Employee Future Benefits (Note 6)	1,836	1,780	1,880	1,817	8	8	256	246

Transportation and Communication	171	179	4	3	13	13	34	26

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	–	–	–	–

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Other	612	615	92	173	70	232	358	308

Total[10]	75,730	69,470	31,507	32,881	17,076	17,435	10,610	9,826

[1]  The information in the sectors’ columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.

[2]  Includes the activities of the Ministries of Health and Long-Term Care.

[3]  Includes the activities of the Ministry of Education.

[4]  Includes the activities of the Ministry of Children, Community and Social Services.

[5] Includes the activities of the Ministry of Colleges and Universities.

94	Consolidated Financial Statements, 2021–2022

Sectors	Justice[6]		Other[7]		Interest on Debt[8]		Total
For the year ended March 31 ($ Millions)	2022	2021	2022	2021	2022	2021	2022	2021

Expense

Transfer Payments[9]	544	535	16,182	21,985	–	–	73,902	77,350

Salaries and Wages	2,910	2,732	3,264	3,025	–	–	47,841	46,522

Interest on Debt	–	–	–	–	12,224	11,920	12,224	11,920

Services	703	539	3,253	2,776	–	–	13,634	11,761

Supplies and Equipment	182	178	224	524	–	–	10,548	10,568

Employee Benefits	412	377	392	367	–	–	7,675	7,199

Amortization of Tangible Capital Assets	26	20	2,992	2,765	–	–	7,073	6,635

Pensions and Other Employee Future Benefits (Note 6)	66	62	2,810	1,665	–	–	6,856	5,578

Transportation and Communication	91	87	267	280	–	–	580	588

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	334	354	334	354

Power Supply Contract Costs	–	–	67	116	–	–	67	116

Other	105	297	1,040	1,081	–	–	2,277	2,706

Total[10]	5,039	4,827	30,491	34,584	12,558	12,274	183,011	181,297

[6]  Includes the activities of the Ministries of the Attorney General and the Solicitor General.

[7]  Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy, Northern Development and Mines; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour, Training and Skills Development; Municipal Affairs and Housing; Natural Resources and Forestry; Seniors and Accessibility; Heritage, Sport, Tourism and Culture Industries; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

[8]  Includes activities related to the management of Ontario’s debt.

[9]  Children’s and Social Services includes transfers of $1,727 million (2020–21, $1,729 million) to Children’s Aid Societies.

[10] The comparative figures have been reclassified to conform to the 2021–22 presentation.

Consolidated Financial Statements, 2021–2022	95

Province of Ontario Schedule 4: Expense by Ministry

($ Millions)	2021–22 Budget[1]	2021–22 Actual	2020–21 Actual

Agriculture, Food and Rural Affairs	754	674	788

Attorney General	1,675	1,874	1,908

Board of Internal Economy	273	284	248

Children, Community and Social Services	17,911	17,076	17,435

Colleges and Universities	10,678	10,610	9,826

Economic Development, Job Creation and Trade	885	991	3,895

Education	31,322	29,897	31,274

Teachers’ Pension	1,631	1,610	1,607

Energy, Northern Development and Mines	7,639	7,791	7,342

Environment, Conservation and Parks	687	704	636

Executive Offices	40	43	39

Finance	1,071	1,213	1,292

Interest on Debt	13,130	12,558	12,274

Municipal Partnership Fund	502	502	502

Power Supply Contract Costs	102	67	116

Francophone Affairs	9	9	6

Government and Consumer Services	1,946	2,002	2,149

Health	74,079	73,380	67,758

Heritage, Sport, Tourism and Culture Industries	1,824	1,922	1,416

Indigenous Affairs	89	241	256

Infrastructure	1,544	1,041	682

Labour, Training and Skills Development	1,721	1,922	1,434

Long-Term Care	789	2,350	1,712

Municipal Affairs and Housing	1,432	1,447	3,729

Natural Resources and Forestry	673	859	837

Seniors and Accessibility	82	116	206

Solicitor General	3,096	3,165	2,919

Transportation	6,233	5,791	7,306

Treasury Board Secretariat	455	239	220

Contingency Fund[2]	2,080	–	–

Employee and Pensioner Benefits	1,768	2,633	1,485

Total Expense	186,120	183,011	181,297
[1]	Amounts reported as “Plan” in 2021 Budget has been reclassified. See Note 17.
[2]	See glossary for definition.

96	Consolidated Financial Statements, 2021–2022

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2022	2021

Transfer Payments	11,011	13,583

Interest on Debt	1,608	3,383

Salaries, Wages and Benefits	4,390	4,232

Other	12,999	15,553

Total Accounts Payable and Accrued Liabilities	30,008	36,751

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2022	2021

Taxes	16,705	6,531

Transfer Payments[1]	1,436	1,503

Other Accounts Receivable[2]	7,043	7,861

	25,184	15,895

Less: Allowance for Doubtful Accounts[3]	(1,560)	(1,967)

	23,624	13,928

Government of Canada	3,310	1,364

Total Accounts Receivable	26,934	15,292

[1]  The Transfer Payment receivable consists primarily of recoverables of $766 million (2020–21, $695 million) for the Ontario Disability Support Program – Financial Assistance, and recoverables of $667 million (2020–21, $806 million) mostly for OHIP programs for which recovery timeframe of advance payments to physicians and other practitioners is extended as a result of the COVID-19 pandemic.

[2]  Other Accounts Receivable includes trade receivables. It excludes a potential Ontario Disability Support Program overpayment of benefits paid to recipients who also received Canada Recovery Benefits (CRB). A reasonable estimate of the overpayment amount cannot be made at this time due to insufficient available data, and accordingly no amounts have been recognized in these consolidated financial statements.

[3]  The Allowance for Doubtful Accounts includes a provision of $626 million (2020–21, $571 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2021–2022	97

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2022	2021

Government Business Enterprises[1]	2,820	3,186

Municipalities[2]	3,976	3,919

Students[3]	2,331	2,403

Industrial and Commercial[4]	970	758

Pension Benefit Guarantee Fund[5]	132	143

Universities[6]	125	126

Other[7]	2,526	2,596

	12,880	13,131

Unamortized Concession Discounts[8]	(163)	(175)

Allowance for Doubtful Accounts[9]	(819)	(839)

Total Loans Receivable	11,898	12,117

[1]  Loans to GBEs bear interest rates of 0.00 per cent to 5.40 per cent (2020–21, 0.10 per cent to 5.40 per cent).

[2]  Loans to municipalities bear interest at rates of up to 6.00 per cent (2020–21, 6.00 per cent).

[3]  Loans to students mostly bear interest at rates of 4.20 per cent (2020–21, 3.45 per cent).

[4]  Loans to industrial and commercial enterprises bear interest rates of up to 6.25 per cent (2020–21, 7.00 per cent).

[5]  The loan to the Pension Benefit Guarantee Fund is interest-free.

[6]  Loans to universities are mortgages bearing interest rates of 5.09 per cent to 5.10 per cent (2020–21, 5.09 per cent to 5.10 per cent).

[7]  Loans to Other include loan for not-for-profit organizations of $2.1 billion (2020–21, $2.3 billion), loans to electricity sector union trusts of $96 million (2020–21, $98 million), and loans to OFN Power Holdings LP of $245 million (2020–21, $245 million).

[8]  Unamortized concession discounts relate to loans made to municipalities of $13 million (2020–21, $17 million), loans to the Pension Benefit Guarantee Fund of $65 million (2020–21, $70 million) and loans to industrial and commercial enterprises and other of $85 million (2020–21, $88 million).

[9]  Allowance for doubtful accounts relate to loans made to students of $716 million (2020–21, $682 million), industrial and commercial enterprises and other of $101 million (2020–21, $157 million).

98	Consolidated Financial Statements, 2021–2022

Repayment Terms as at March 31 ($ Millions)	Principal Repayment

Years to Maturity	2022	2021

1 year	1,189	1,238

2 years	788	742

3 years	715	861

4 years	582	391

5 years	474	478

1–5 years	3,748	3,710

6–10 years	2,176	2,059

11–15 years	946	1,183

16–20 years	1,716	1,582

21–25 years	1,568	1,656

Over 25 years	2,679	2,836

Subtotal	12,833	13,026

No fixed maturity	47	105

Total	12,880	13,131

Consolidated Financial Statements, 2021–2022	99

Province of Ontario Schedule 8: Government Organizations

Part 1: Consolidated Government Organizations[1]

Government Business Enterprises	Responsible Ministry

Hydro One Limited	Energy, Northern Development and Mines

Liquor Control Board of Ontario	Finance

Ontario Cannabis Retail Corporation	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy, Northern Development and Mines

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs

Alcohol and Gaming Commission of Ontario	Attorney General

Algonquin Forestry Authority	Natural Resources and Forestry

Education Quality and Accountability Office	Education

Fair Hydro Trust	Energy, Northern Development and Mines

Financial Services Regulatory Authority of Ontario[2]	Finance

Forest Renewal Trust	Natural Resources and Forestry

General Real Estate Portfolio	Government and Consumer Services

Independent Electricity System Operator	Energy, Northern Development and Mines

Invest Ontario	Economic Development, Job Creation and Trade

Investment Management Corporation of Ontario	Finance

Legal Aid Ontario	Attorney General

Home and Community Care Support Services

Home and Community Care Support Services – Central East	Health

Home and Community Care Support Services – Central	Health

Home and Community Care Support Services – Central West	Health

Home and Community Care Support Services – Champlain	Health

Home and Community Care Support Services – Erie St. Clair	Health

Home and Community Care Support Services – Hamilton Niagara Haldimand Brant	Health

Home and Community Care Support Services – Mississauga Halton	Health

Home and Community Care Support Services – North East	Health

Home and Community Care Support Services – North Simcoe Muskoka	Health

Home and Community Care Support Services – North West	Health

Home and Community Care Support Services – South East	Health

Home and Community Care Support Services – South West	Health

Home and Community Care Support Services – Toronto Central	Health

Home and Community Care Support Services – Waterloo Wellington	Health

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Heritage, Sport, Tourism and Culture Industries

Niagara Parks Commission	Heritage, Sport, Tourism and Culture Industries

Northern Ontario Heritage Fund Corporation	Energy, Northern Development and Mines

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health

Ontario Capital Growth Corporation	Economic Development, Job Creation and Trade

Ontario Clean Water Agency	Environment, Conservation and Parks

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

[1]   Represents all consolidated organizations included in Ontario’s consolidated financial statements as at March 31, 2022. This schedule is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. Links to these entities’ web URLs are available on Ontario.ca. Other controlled organizations that do not meet the consolidation threshold of materiality are instead reflected as government transfer payment expense in these financial statements through the accounts of the ministries responsible for them.

[2]   Includes the Deposit Insurance Reserve Fund, which was previously disclosed in Note 13 as a Trust Fund under Administration.

100	Consolidated Financial Statements, 2021–2022

Province of Ontario Schedule 8: Government Organizations (cont’d)

Other Government Organizations (cont’d)	Responsible Ministry (cont’d)

Ontario Energy Board	Energy, Northern Development and Mines
Ontario Financing Authority	Finance
Ontario French-Language Educational Communications Authority (TFO)	Education
Ontario Health	Health
Ontario Immigrant Investor Corporation	Labour, Training and Skills Development
Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure
Ontario Northland Transportation Commission	Transportation
Ontario Place Corporation	Heritage, Sport, Tourism and Culture Industries
Ontario Securities Commission	Finance
Ontario Tourism Marketing Partnership Corporation	Heritage, Sport, Tourism and Culture Industries
Ontario Trillium Foundation	Heritage, Sport, Tourism and Culture Industries
Ornge	Health
Ottawa Convention Centre Corporation	Heritage, Sport, Tourism and Culture Industries
Province of Ontario Council for the Arts (Ontario Arts Council)	Heritage, Sport, Tourism and Culture Industries
Science North	Heritage, Sport, Tourism and Culture Industries
Skilled Trades Ontario	Labour, Training and Skills Development
St. Lawrence Park Commission	Heritage, Sport, Tourism and Culture Industries
The Centennial Centre of Science and Technology (Ontario Science Centre)	Heritage, Sport, Tourism and Culture Industries
The Royal Ontario Museum	Heritage, Sport, Tourism and Culture Industries
Toronto Organizing Committee for the Pan American and Parapan American Games	Heritage, Sport, Tourism and Culture Industries
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[3]	Infrastructure
Transmission Corridor Program	Government and Consumer Services

Broader Public Sector Organizations

Public Hospitals — Ministry of Health

Alexandra Hospital Ingersoll	Espanola General Hospital
Alexandra Marine & General Hospital	Four Counties Health Services
Almonte General Hospital	Georgian Bay General Hospital
Anson General Hospital	Geraldton District Hospital
Arnprior Regional Health	Grand River Hospital
Atikokan General Hospital	Grey Bruce Health Services
Baycrest Centre for Geriatric Care	Groves Memorial Community Hospital
Bingham Memorial Hospital	Guelph General Hospital
Blanche River Health	Haldimand War Memorial Hospital
Bluewater Health	Haliburton Highlands Health Services Corporation
Brant Community Healthcare System	Halton Healthcare Services Corporation
Brockville General Hospital	Hamilton Health Sciences Corporation
Bruyère Continuing Care Inc.	Hanover & District Hospital
Cambridge Memorial Hospital	Headwaters Health Care Centre
Campbellford Memorial Hospital	Health Sciences North
Carleton Place & District Memorial Hospital	Holland Bloorview Kids Rehabilitation Hospital
Casey House Hospice	Hôpital Général de Hawkesbury and District General Hospital Inc.
Chatham-Kent Health Alliance	Hôpital Glengarry Memorial Hospital
Children’s Hospital of Eastern Ontario – Ottawa Children’s Treatment Centre	Hôpital Montfort
Clinton Public Hospital	Hôpital Notre-Dame Hospital (Hearst)
Collingwood General and Marine Hospital	Hornepayne Community Hospital
Cornwall Community Hospital	Hospital for Sick Children
Deep River & District Hospital Corporation	Hôtel-Dieu Grace Healthcare
Dryden Regional Health Centre	Humber River Regional Hospital
Erie Shores HealthCare	Joseph Brant Hospital

[3] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with Ontario having one-third interest.

Consolidated Financial Statements, 2021–2022	101

Province of Ontario Schedule 8: Government Organizations (cont’d)

Public Hospitals — Ministry of Health (cont’d)

Kemptville District Hospital	Seaforth Community Hospital
Kingston Health Sciences Centre	Sensenbrenner Hospital
Lady Dunn Health Centre	Services de santé de Chapleau Health Services
Lady Minto Hospital, Cochrane	Sinai Health System
Lake of the Woods District Hospital	Sioux Lookout Meno Ya Win Health Centre
Lakeridge Health	Smooth Rock Falls Hospital
Lennox and Addington County General Hospital	South Bruce Grey Health Centre
Listowel Memorial Hospital	South Huron Hospital Association
London Health Sciences Centre	Southlake Regional Health Centre
Mackenzie Health[4]	St. Francis Memorial Hospital
Manitoulin Health Centre	St. Joseph’s Care Group
Mattawa General Hospital	St. Joseph’s Continuing Care Centre, Centre of Sudbury
Muskoka Algonquin Healthcare	St. Joseph’s General Hospital, Elliot Lake
Niagara Health System	St. Joseph’s Health Care, London
Nipigon District Memorial Hospital	St. Joseph’s Health Centre Guelph
Norfolk General Hospital	St. Joseph’s Healthcare Hamilton
North Bay Regional Health Centre	St. Mary’s General Hospital
North Shore Health Network	St. Marys Memorial Hospital
North of Superior Healthcare Group	St. Thomas Elgin General Hospital
North Wellington Health Care Corporation	Stevenson Memorial Hospital
North York General Hospital	Stratford General Hospital
Northumberland Hills Hospital	Strathroy Middlesex General Hospital
Oak Valley Health	Sunnybrook Health Sciences Centre
Orillia Soldiers’ Memorial Hospital	Temiskaming Hospital
Ottawa Hospital	Thunder Bay Regional Health Sciences Centre
Pembroke Regional Hospital Inc.	Tillsonburg District Memorial Hospital
Perth and Smiths Falls District Hospital	Timmins and District Hospital
Peterborough Regional Health Centre	Toronto East Health Network
Providence Care Centre (Kingston)	Trillium Health Partners
Queensway Carleton Hospital	Unity Health Toronto
Quinte Healthcare Corporation	University Health Network
Red Lake Margaret Cochenour Memorial Hospital Corporation	University of Ottawa Heart Institute
Religious Hospitallers of St. Joseph of Cornwall, Ontario[5]	Weeneebayko Area Health Authority
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines	West Haldimand General Hospital
Renfrew Victoria Hospital	West Nipissing General Hospital
Riverside Health Care Facilities Inc.	West Park Healthcare Centre
Ross Memorial Hospital	West Parry Sound Health Centre
Royal Victoria Regional Health Centre	William Osler Health System
Runnymede Healthcare Centre	Winchester District Memorial Hospital
Salvation Army Toronto Grace Health Centre	Windsor Regional Hospital
Sante Manitouwadge Health	Wingham and District Hospital
Sault Area Hospital	Women’s College Hospital
Scarborough Health Network	Woodstock Hospital

Specialty Psychiatric Hospitals — Ministry of Health

Centre for Addiction and Mental Health	Royal Ottawa Health Care Group

Ontario Shores Centre for Mental Health Sciences	Waypoint Centre for Mental Health Care

[4] As of February 7, 2021, Mackenzie Health operated two hospitals: Mackenzie Richmond Hill Hospital and Cortellucci Vaughan Hospital.

[5] Previously known as Hôtel-Dieu Hospital, Cornwall.

102	Consolidated Financial Statements, 2021–2022

Province of Ontario Schedule 8: Government Organizations (cont’d)

School Boards — Ministry of Education

Algoma District School Board	KidsAbility School Authority
Algonquin & Lakeshore Catholic District School Board	Lakehead District School Board
Avon Maitland District School Board	Lambton Kent District School Board
Bloorview School Authority	Limestone District School Board
Bluewater District School Board	London District Catholic School Board
Brant Haldimand Norfolk Catholic District School Board	Moose Factory Island District School Area Board
Bruce-Grey Catholic District School Board	Moosonee District School Area Board
Campbell Children’s School Authority	Near North District School Board
Catholic District School Board of Eastern Ontario	Niagara Catholic District School Board
CHEO School Authority	Niagara Peninsula Children’s Centre School Authority
Conseil des écoles publiques de l’Est de l’Ontario	Nipissing-Parry Sound Catholic District School Board
Conseil scolaire catholique MonAvenir	Northeastern Catholic District School Board
Conseil scolaire catholique Providence	Northwest Catholic District School Board
Conseil scolaire de district catholique de l’Est ontarien	Ottawa Catholic District School Board
Conseil scolaire de district catholique des Aurores boréales	Ottawa-Carleton District School Board
Conseil scolaire de district catholique des Grandes Rivières	Peel District School Board
Conseil scolaire de district catholique du Centre-Est de l’Ontario	Penetanguishene Protestant Separate School Board
Conseil scolaire de district catholique du Nouvel-Ontario	Peterborough Victoria Northumberland and
Conseil scolaire de district catholique Franco-Nord	Clarington Catholic District School Board
Conseil scolaire public du Grand Nord de l’Ontario	Rainbow District School Board
Conseil scolaire public du Nord-Est de l’Ontario	Rainy River District School Board
Conseil scolaire Viamonde	Renfrew County Catholic District School Board
Consortium Centre Jules-Léger	Renfrew County District School Board
District School Board of Niagara	Simcoe County District School Board
District School Board Ontario North East	Simcoe Muskoka Catholic District School Board
Dufferin-Peel Catholic District School Board	St. Clair Catholic District School Board
Durham Catholic District School Board	Sudbury Catholic District School Board
Durham District School Board	Superior North Catholic District School Board
Grand Erie District School Board	Superior-Greenstone District School Board
Greater Essex County District School Board	Thames Valley District School Board
Halton Catholic District School Board	Thunder Bay Catholic District School Board
Halton District School Board	Toronto Catholic District School Board
Hamilton-Wentworth Catholic District School Board	Toronto District School Board
Hamilton-Wentworth District School Board	Trillium Lakelands District School Board
Hastings and Prince Edward District School Board	Upper Canada District School Board
Huron-Perth Catholic District School Board	Upper Grand District School Board
Huron-Superior Catholic District School Board	Waterloo Catholic District School Board
James Bay Lowlands Secondary School Board	Waterloo Region District School Board
John McGivney Children’s Centre School Authority	Wellington Catholic District School Board
Kawartha Pine Ridge District School Board	Windsor-Essex Catholic District School Board
Keewatin-Patricia District School Board	York Catholic District School Board
Kenora Catholic District School Board	York Region District School Board

Consolidated Financial Statements, 2021–2022	103

Province of Ontario Schedule 8: Government Organizations (cont’d)

Colleges — Ministry of Colleges and Universities

Algonquin College of Applied Arts and Technology	Humber College Institute of Technology and Advanced Learning
Cambrian College of Applied Arts and Technology	Lambton College of Applied Arts and Technology
Canadore College of Applied Arts and Technology	Loyalist College of Applied Arts and Technology
Centennial College of Applied Arts and Technology	Mohawk College of Applied Arts and Technology
Collège Boréal d’arts appliqués et de technologie	Niagara College of Applied Arts and Technology
Collège d’arts appliqués et de technologie La Cité collégiale	Northern College of Applied Arts and Technology
Conestoga College Institute of Technology and Advanced Learning	Sault College of Applied Arts and Technology

Confederation College of Applied Arts and Technology

Durham College of Applied Arts and Technology

Fanshawe College of Applied Arts and Technology

George Brown College of Applied Arts and Technology

Georgian College of Applied Arts and Technology

Seneca College of Applied Arts and Technology

Sheridan College Institute of Technology and Advanced Learning

Sir Sandford Fleming College of Applied Arts and Technology

St. Clair College of Applied Arts and Technology

St. Lawrence College of Applied Arts and Technology

Part 2: Other Organizations[6]

Children’s Aid Societies — Ministry of Children, Community and Social Services

Bruce Grey Child and Family Services	Durham Children’s Aid Society
Catholic Children’s Aid Society of Hamilton	Family & Children’s Services of St Thomas and Elgin
Catholic Children’s Aid Society Toronto	Family and Children’s Services of Frontenac Lennox and Addington
Chatham-Kent Children’s Services	Family and Children’s Services of Guelph and Wellington
Children & Family Services for York Region	Family and Children’s Services of Lanark Leeds and Grenville
Children’s Aid Society of Algoma	Family and Children’s Services of Renfrew County
Children’s Aid Society of Hamilton	Family and Children’s Services of the Waterloo Region
Children’s Aid Society of London and MIddlesex	Highland Shores Children’s Aid Society
Children’s Aid Society of Ottawa	Huron-Perth Children’s Aid Society
Children’s Aid Society of Oxford County	Jewish Family & Child Service of Greater Toronto
Children’s Aid Society of the City of Sarnia and the County of Lambton	Kawartha-Haliburton Children’s Aid Society
Children’s Aid Society of the District of Nipissing and Parry Sound	Kenora-Rainy River Districts Child and Family Services
Children’s Aid Society of the District of Sudbury-Manitoulin	North Eastern Ontario Family and Children’s Services
Children’s Aid Society of the Region of Peel	Simcoe Muskoka Child, Youth and Family Services
Children’s Aid Society of the Regional Municipality of Halton	The Children’s Aid Society of Brant
Children’s Aid Society of the United Counties of Stormont-Dundas-Glengarry	The Children’s Aid Society of Haldimand and Norfolk
Children’s Aid Society of Thunder Bay	The Children’s Aid Society of the Niagara Region
Children’s Aid Society of Toronto	Valoris for Children & Adults of Prescott-Russell
Dufferin Child and Family Services	Windsor-Essex Children’s Aid Society

[6]   Represents those Children’s Aid Societies that will be consolidated starting from 2022–23. Website links to these entities will be available on Ontario.ca once they are consolidated on Ontario’s financial statements.

104	Consolidated Financial Statements, 2021–2022

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2022 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2022 Total	2021 Total

Assets

Cash and Temporary Investments	35	559	386	528	1,106	2,614	2,372

Accounts Receivable	1,064	87	1	341	591	2,084	1,883

Inventories	–	656	75	35	280	1,046	1,465

Prepaid Expenses	–	25	1	21	340	387	332

Fixed Assets	22,534	429	4	793	33,994	57,754	54,856

Other Assets	7,002	680	48	297	25,530	33,557	34,220

Total Assets	30,635	2,436	515	2,015	61,841	97,442	95,128

Accounts Payable	676	1,029	187	376	1,866	4,134	3,925

Notes Payable	1,329	–	–	–	–	1,329	815

Deferred Revenue	–	–	–	223	380	603	615

Long-Term Debt	13,020	841	58	55	9,485	23,459	23,187

Other Liabilities	4,457	–	46	723	27,774	33,000	34,092

Total Liabilities	19,482	1,870	291	1,377	39,505	62,525	62,634

Net Assets before Non-Controlling Interest	11,153	566	224	638	22,336	34,917	32,494

Non-Controlling Interest	(5,938)	–	–	–	(178)	(6,116)	(5,903)

Net Assets after Non-Controlling Interest	5,215	566	224	638	22,158	28,801	26,591

Revenue	3,519	7,375	1,183	7,251	6,746	26,074	22,742

Expenses	3,040	4,832	997	5,690	5,074	19,633	17,733

Net Income	479	2,543	186	1,561	1,672	6,441	5,009

Consolidated Financial Statements, 2021–2022	105

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2022 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2022 Total	2021 Total
Net Income	479	2,543	186	1,561	1,672	6,441	5,009

Net Assets (Liabilities) at Beginning of Year before Accumulated Other Comprehensive Loss (AOCI)	5,095	574	38	843	20,350	26,900	21,919

Increase (Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	(52)	(52)	2,822

Contribution (Deficit) Surplus – OPG	–	–	–	–	(2)	(2)	(4)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs	–	–	–	–	296	296	264

Remittances to Consolidated Revenue Fund – Redemption of Preferred Shares	–	–	–	–	–	–	(418)

Remittances to Consolidated Revenue Fund	(301)	(2,550)	–	(1,766)	–	(4,617)	(2,692)

Net Assets before AOCI	5,273	567	224	638	22,264	28,966	26,900

AOCI at Beginning of Year	(68)	(5)	–	–	(236)	(309)	(101)

Other Comprehensive Income (Loss)	10	4	–	–	130	144	(208)

AOCI at Year End	(58)	(1)	–	–	(106)	(165)	(309)
Net Assets	5,215	566	224	638	22,158	28,801	26,591

[1]	Amounts reported using International Financial Reporting Standards (IFRS).
[2]	As at March 31, 2022, Ontario owned approximately 47.2 per cent (2020–21, 47.2 per cent) of Hydro One Limited.

  Province of Ontario

  Schedule 9: Government Business Enterprises[1] (cont’d)

Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.

As at March 31 ($ Millions)	2022	2021

Financial Assets	1,095	968

Debts	2,819	2,977

Other Liabilities	438	320
[1]	Amounts reported using International Financial Reporting Standards (IFRS).

106	Consolidated Financial Statements, 2021–2022

Repayment schedule for long-term debts contracted with third parties.
			Payments to be made in:
As at March 31 ($ Millions)	2022	2021	2023	2024	2025	2026	2027	2028 and thereafter

Hydro One Limited	13,054	13,058	603	131	1,100	850	–	10,370

Ontario Power Generation Inc.	6,994	6,689	4	207	576	625	530	5,052

Ontario Cannabis Retail Corporation	51	45	4	4	4	4	3	32

Total	20,099	19,792	611	342	1,680	1,479	533	15,454

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. Hydro One is Ontario’s largest electricity transmission and distribution utility and is required to deliver electricity safely and reliably to approximately 1.5 million customers across Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through LCBO stores, Brewers Retail stores and winery retail stores throughout Ontario. The LCBO buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store (OCS), is the provincial online retailer of recreational cannabis and the exclusive wholesaler of recreational cannabis to Ontario’s authorized private retail stores.

Ontario Lottery and Gaming Corporation

The Ontario Lottery and Gaming Corporation (OLG) conducts and manages gaming on behalf of the province of Ontario, including: lottery, casinos, electronic bingo, and its internet gaming site OLG.ca. Private service providers operate most of OLG casinos. OLG continues to integrate horse racing into its gaming strategy, including the administration of ongoing funding.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. (OPG) is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the Northeast and Midwest United States.

Consolidated Financial Statements, 2021–2022	107

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges

Sectors	Hospitals		School Boards		Colleges		Total

For the year ended March 31 ($ Millions)	2022	2021	2022	2021	2022	2021	2022	2021
Fees	1,275	1,010	204	233	3,426	2,811	4,905	4,054

Ancillary Services	579	602	108	371	172	104	859	1,077

Grants and Donations for Research and Other Purposes	1,162	877	3	4	138	9	1,303	890

Sales and Rentals	452	368	298	26	55	42	805	436

Recognition of Deferred Capital Contributions	458	409	33	10	74	78	565	497

Miscellaneous	486	244	593	469	172	123	1,251	836

Total	4,412	3,510	1,239	1,113	4,037	3,167	9,688	7,790

108	Consolidated Financial Statements, 2021–2022

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the province of Ontario comprise this Annual Report and supplementary information.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

●	Compares Ontario’s financial results to both the 2021 Budget and the financial results for the previous year;

●	Shows trends in key financial items and indicators of financial condition;

●	Sets out key potential risks to financial results and strategies used to manage them;

●	Includes descriptions of various assets and liabilities on the statement of financial position; and

●	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

The Consolidated Financial Statements

The Consolidated Financial Statements show Ontario’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

Ontario’s financial statements are presented on a consolidated basis, meaning that Ontario’s statement of financial position and statement of operations reflect the combination of ministry results, as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, Ontario’s reported revenues and expenses can be affected directly by the activities of ministries as well as the performance of controlled entities such as government business enterprises (GBEs) and broader public sector (BPS) organizations, i.e., hospitals, school boards and colleges. In addition, Ontario’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

Consolidated Financial Statements, 2021–2022	109

The financial statements comprise:

●

The Consolidated Statement of Operations, which provides a summary of the Province’s revenue for the period less its expenses and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on Ontario’s financial position.

●

The Consolidated Statement of Financial Position reports Ontario’s assets and liabilities and is also known as the balance sheet. Ontario’s total liabilities include debt and other long-term financing. Financial assets include cash, short-term investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is Ontario’s net debt, which provides a measure of the Province’s revenues that will be required to pay for the Province’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit/surplus. A deficit/surplus in the year increases/decreases the accumulated deficit/surplus.

●

The Consolidated Statement of Change in Net Debt, which shows how Ontario’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

●

The Consolidated Statement of Change in Accumulated Deficit/Surplus, which is a cumulative total of all Ontario’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

●

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and investments, as well as cash generated from financing activities.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize Ontario’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

110	Consolidated Financial Statements, 2021–2022

Other elements of the Annual Report

●

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 2, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

●

The Auditor General’s Report, which appears on pages 47 to 49, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian public sector accounting standards.

Supplementary information

The Ministry Statements and Schedules contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and the annual Supply Act, 2022 (as modified by Treasury Board Orders), as well as other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards and colleges. The financial results of all provincial organizations included in the government reporting entity in accordance with public sector accounting standards are consolidated with those of Ontario to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

The Detailed Schedules of Payments contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

As of 2018–19, the Financial Statements of Government Organizations and Business Enterprises no longer forms a part of the Public Accounts. Individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

Consolidated Financial Statements, 2021–2022	111

GLOSSARY

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2021–22 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the province of Ontario and other supporting schedules and disclosures.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of postsecondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Ontario Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation for further details.

Consolidation: the inclusion of the financial results of government-controlled organizations in Ontario’s Consolidated Financial Statements.

112	Consolidated Financial Statements, 2021–2022

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of Ontario’s fiscal year is nil. See Reserve for further details.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by Ontario.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derivatives: financial contracts that derive their value from other underlying instruments. Ontario uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Consolidated Financial Statements, 2021–2022	113

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Estimates.

Fiscal Year: the province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. Ontario can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

114	Consolidated Financial Statements, 2021–2022

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in Ontario’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between Ontario’s total liabilities and financial assets. It represents Ontario’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP for further details.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of Ontario are tangible capital assets, prepaid expenses and inventories of supplies.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. The people of Ontario aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of Ontario along with supporting statements and schedules as required by the Financial Administration Act.

Consolidated Financial Statements, 2021–2022	115

Public Private Partnership (P3): partnerships with the private sector to expand, modernize and replace Ontario’s aging infrastructure. Under P3, provincial ministries and/or project owners establish the scope and purpose of a project, while design and construction work are financed and carried out by the private sector. Typically, only after a project is completed will Ontario complete payment to the private-sector company.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund for further details.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: Ontario’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

●	Receive any goods or services directly in return, as would occur in a purchase or sale transaction;

●	Expect to be repaid, as would be expected in a loan; or

●	Expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

116	Consolidated Financial Statements, 2021–2022

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget, the Ontario Economic Outlook and Fiscal Review and the Quarterly Finances

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Ontario Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Ontario Economic Outlook and Fiscal Review or the Ontario Quarterly Finances, visit the Ontario Ministry of Finance website at https://www.ontario.ca/page/ministry-finance

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act, 2022. For electronic access, go to: https://www.ontario.ca/page/expenditure-estimates

Ontario Finances

For electronic access, go to: https://www.ontario.ca/page/ontario-quarterly-finances

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.ontario.ca/page/ontario-economic-accounts

Consolidated Financial Statements, 2021–2022	117

Please address your comments on this report to: The Honourable Prabmeet Singh Sarkaria President of the Treasury Board, Room 4320, Fourth Floor, Whitney Block, 99 Wellesley Street West, Toronto, Ontario M7A 1W3 You can also send your comments to the Minister by electronic mail to: infotbs@ontario.ca To access this document online, visit Ontario.ca/publicaccounts © Queen’s Printer for Ontario, 2022 | ISSN 0381-2375 (Print) | ISSN 1913-5556 (Online)